Deutsche Bank Trust Company Americas
Corporate Trust & Agency Services

Deutsche Bank 


03024818

July 23, 2003

Securities and Exchange Commission
International Corporate Finance Department
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Paul Martin
Vice President
Global Equity Services / Depositary Receipts
Corporate Trust and Agency Services
60 Wall Street - 25th Floor
New York, NY 10005

Direct Tel: 212 602 1044
Direct Fax: 212 797 0327
E-mail: paul.martin@db.com

Re: St. George Limited - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter and the attached documentation, as provided by St. George Bank Ltd. are being furnished to the Securities and Exchange Commission (the "SEC") in connection with the current exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded by Rule 12g3-2(b) thereunder afforded to St. George Bank Ltd. The SEC file number relating to such exemption is 82 - 3809.

Please confirm to the undersigned that the enclosed materials have been received in good order and that such materials are sufficient to satisfy the requirements contemplated under Section 12 (g).

Thank you.

Sincerely,

Paul Martin
Vice President
Deutsche Bank Trust Company Americas
As Depositary

Attachments:

- Press Release: St.George's New Tier 2 Capital Issue Oversubscribed
- Press Release: St.George reports 22 per cent increase in profit
- Group Financial Results, Half Year 2003
- 2003 Half-Yearly, Preliminary Final Report
- 2003 Consolidated Financial Report

dlw 7/28

Deutsche Bank Trust Company Americas
Corporate Trust & Agency Services

Deutsche Bank

St. George Limited - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - July 23, 2003

- Press Release: St.George Announces New Tier 2 Capital Issue
- ASX New Issue Announcement, 1333 shares
- ASX New Issue Announcement, 5284 shares
- ASX Announcement - June 3 2003 - Advance Capital Note Interest Payment
- UBS Presentation
- ASX Announcement - June 19 2003 - DRIP Plan
- Press Release: New St.George Euro Currency Benchmark Oversubscribed
- June Company Newsletter
- ASX Announcement - July 2 2003 - Change of Director's Interest Notice (2 documents)
- ASX New Issue Announcement, 843 shares
- Press Release: ASGARD signs agreement with AMP to provide platform for new
- wrap products
- ASX New Issue Announcement, 3,210,936 shares

news release


st.george

14 May 2003
RE030503

ST.GEORGE'S NEW TIER 2 CAPITAL ISSUE OVERSUBSCRIBED

St.George Bank Limited announces the pricing today of a new A$250 million Subordinated Notes issue. At final allotment the Notes were oversubscribed following strong investor demand.

The Notes will have a 10 year tenor, maturing on 20 May, 2013. They will be callable by St.George under certain conditions (including the Australian Prudential Regulation Authority's (APRA) consent) after 5 years.

The issue comprises a Floating Rate tranche of A$150 million and a Fixed/Floating Rate tranche of A$100 million. The Floating Rate tranche was priced at a margin of 70 basis points over quarterly BBSW. The Fixed Rate tranche was priced at a yield of 5.745%, equivalent to a margin of 87 basis points over the August 2008 Commonwealth Government bond or 70 basis points over 5 year swap.

The management group featured UBS Warburg as Lead Manager and St. George, ABN AMRO and Macquarie as Co-Managers. Settlement will occur on 20 May, 2003.

APRA has indicated that the Notes will qualify as Tier 2 capital for St.George. It is expected the notes will be rated A- by Standard & Poor's, A3 by Moody's and A by Fitch.

Media Contacts: Jeff Sheehan,
Chief Manager Capital Markets
St.George Bank
Telephone:(02) 9320 5510

Simon Maidment
Executive Director
UBS Warburg
Telephone: (02) 9324 3948

R E T H I N K


st.george

news release

6 May 2003
RE010503

St.George reports 22 per cent increase in profit

St.George Chairman, Mr Frank Conroy, today announced an interim profit after tax of $298 million for the half year ended 31 March 2003 and an interim dividend of 45 cents (up from 38 cents at 31 March 2002). There were no significant items for the period.

This was up 22 per cent from $244 million before significant items for the corresponding period last year (March 2002).

Managing Director, Mrs Gail Kelly, commented, "The quality of these results is pleasing. Highlights include strong revenue growth, stable margins, maintenance of superior credit quality, effective cost management and a significant improvement in residential lending volumes."

Key highlights include:

	March 2003	March 2002	Change
Profit before significant items	$298m	$244m	up 22%
Profit after significant items	$298m	$157m	up 90%
Earnings per share *	140.6 cents	122.4 cents	up 15%
Return on Equity*	20.4%	19.3%	
Expense to Income*	49.2%	52.7%	
Dividend	45 cents	38 cents	up 18%

The overall performance of the Group is strong and at the upper end of expectations.

Return on equity has exceeded 20 per cent for the first time. The dividend of 45 cents marks the sixth consecutive increase in the amount paid per share. The dividend will be fully franked and the Dividend Reinvestment Plan will operate with no cap and no discount and the dividend will be paid on 2 July 2003.

*Calculated before significant items and goodwill amortisation

Non-interest income increased by 9 per cent to $448 million, while interest margin for the Group was maintained at 2.80 per cent. (Up from 2.77 per cent in the previous corresponding period.)

Equity markets have been volatile, resulting in a difficult operating environment for managed funds across the industry. Despite these conditions, the Group's managed funds remained resilient increasing by $230 million in the six months from September 2002 to $17.7 billion.

As indicated when reporting the 2002 Financial Year Results, residential lending is a key focus for the Group. St.George has improved its residential receivables growth rate from 8.6 per cent for 2002 to 12.5 per cent annualised for the first half of this financial year. The Group has also seen growth of 16.6% in commercial lending since March 2002, well above system growth of around 5%.

Importantly, against this background, St.George has maintained its superior credit quality. Bad and doubtful debts expense was $48 million, down from $53 million in the September 2002 half year. Overall, gross non-accrual loans / receivables were down to 0.14 per cent from 0.18 per cent for the previous corresponding period.

St.George also achieved a cost to income ratio of 49.2 per cent, down from 52.7 per cent in March 2002. This is the first time the Group has achieved a figure less than 50 per cent and reflects a strong focus on cost management and benefits accruing from the Even Better Bank program. During this same period, investments have been made in sales and service areas, where an overall increase in staff numbers has occurred.

"Given the strength of the first half results, St.George has increased its EPS target from 10 per cent to a range of 11 to 13 per cent for full year 2003," Mrs Kelly said.

"The final outcome is, however, dependent on a number of factors, including retail deposits growth and the performance of financial markets, including equities. It should also be noted that further investment in key priority areas such as training and customer process design is underway."

As the implementation of key priorities continues through 2004 and 2005, the Group will reap benefit from growth opportunities such as Wealth cross sell, Mid Market and pursuing growth opportunities in Queensland and Victoria. The implementation of the Integrated Sales and Service and Home Loan opportunities will deliver strong organic growth through 2004 and 2005, while the implementation of productivity initiatives will further drive the move to an efficient cost structure.

A strong and flexible business model is now in place, which will aid the Group in its focus on growth by enabling it to adjust to changes in economic circumstances.

"The Group is focussed on long-term sustainable growth and remains confident of its double-digit EPS growth targets for 2004 and 2005," Mrs Kelly said.

Media Contacts:

Jeremy Griffith
General Manager, Corporate Relations
Ph:(02) 9236 1328 or 0411 259 432

Rebecca Taylor
Media Relations Manager
Ph:(02) 9236 3534 or 0411 402 094


st.george

St.George Bank Limited

ACN 055 513 070

GROUP FINANCIAL RESULTS

AND

DIVIDEND ANNOUNCEMENT

for the half-year ended
31 March 2003

Released
6 May 2003

Available on our Internet site at www.stgeorge.com.au

CONTENTS

1 Financial Summary

1.1 Results at a Glance

Financial Performance

- Profit after tax and before significant items was $298 million (31 March 2002: $244 million), an increase of 22.1%. There were no significant items during the half-year.
- Profit available to ordinary shareholders was $298 million (31 March 2002: $157 million), an increase of 89.8%.
- Net-interest income increased by 9.7% to $711 million, with an interest margin of 2.80%, up from 2.77% in the previous corresponding period (pcp).
- Non-interest income before significant items was $448 million (31 March 2002: $411 million), an increase of 9.0%.
- Operating expenses, before goodwill and significant items, increased by 2.2% to $570 million, with an expense to income ratio of 49.2%, down from 52.7% in the pcp.
- Basic earnings per ordinary share (annualised), before significant items and goodwill amortisation, increased to 140.6 cents (31 March 2002: 122.4 cents), an increase of 14.9%.
- Return on average ordinary equity (annualised), before significant items and goodwill amortisation, increased to 20.36% (31 March 2002: 19.29%).

Financial Position

- Total assets were $57.3 billion (31 March 2002: $52.6 billion), an increase of 9.1%.
- Lending assets (both on and off-balance sheet) were $53.9 billion (31 March 2002: $48.3 billion), an increase of 11.5%.
- Residential receivables (including securitisation) were $38.5 billion (31 March 2002: $34.9 billion), an increase of 10.1%. Annualised growth since 30 September 2002 was 12.5%.
- Commercial loans (including securitisation and bill acceptances) were $11.9 billion (31 March 2002: $10.2 billion), an increase of 16.6%.
- Consumer receivables (including securitisation) were $3.4 billion (31 March 2002: $3.0 billion), an increase of 12.5%.
- Retail funding was $31.8 billion (31 March 2002: $27.5 billion), an increase of 15.6%.

Dividends

- A higher interim ordinary dividend of 45 cents per ordinary share, fully franked (31 March 2002: 38 cents) has been declared by the Board.
- The Dividend Reinvestment Plan will operate for the interim dividend with no discount.

Other

- Managed funds stood at $17.7 billion (30 September 2002: $17.4 billion; 31 March 2002: $17.9 billion).
- Net non-accrual loans as a percentage of net receivables decreased from 0.10% at 31 March 2002 to 0.06% at 31 March 2003.

1.2 Group Highlights

The financial information provided in this statement of financial results and dividend announcement relates to the operations of St.George Bank Limited and its controlled entities (the Group) for the half-year ended 31 March 2003. The Group's financial results have been subject to an independent review by the Group's external auditors, KPMG. Comparative information has been reclassified where necessary to enhance comparability. The previous corresponding period (pcp) relates to the half-year ended 31 March 2002.

Half-Year Ended		March 2003	Sept 2002	March 2002
TOTAL ON BALANCE SHEET ASSETS	$m	**57,340**	55,004	52,577
SECURITISED RECEIVABLES	$m	**6,653**	5,729	6,065
OPERATING PROFIT				
Before preference dividends and:				
- after income tax, OEI [1] and before goodwill and significant items	$m	**379**	343	330
- after income tax, OEI, goodwill and before significant items	$m	**325**	289	274
- after income tax, OEI, goodwill and significant items	$m	**325**	240	187
After preference dividends and:				
- after income tax, OEI and before goodwill and significant items	$m	**352**	315	300
- after income tax, OEI, goodwill and before significant items	$m	**298**	261	244
- after income tax, OEI, goodwill and significant items (available to ordinary shareholders)	$m	**298**	212	157
UNDERLYING PROFIT	$m	**571**	530	500
RETURN ON AVERAGE ASSETS (Annualised)				
- after income tax, OEI and before goodwill, significant items and preference dividends		**1.34%**	1.27%	1.25%
- after income tax, OEI, goodwill, significant items and before preference dividends		**1.15%**	0.89%	0.71%
RETURN ON AVERAGE RISK WEIGHTED ASSETS (Annualised)				
- after income tax, OEI and before goodwill, significant items and preference dividends		**2.29%**	2.17%	2.18%
- after income tax, OEI, goodwill, significant items and before preference dividends		**1.96%**	1.52%	1.23%
RETURN ON AVERAGE ORDINARY EQUITY[2] (Annualised)				
- after income tax, OEI, preference dividends and before goodwill and significant items		**20.36%**	19.80%	19.29%
- after income tax, OEI, preference dividends, goodwill and before significant items		**17.24%**	16.41%	15.69%
- after income tax, OEI, preference dividends, goodwill and significant items		**17.24%**	13.33%	10.09%
EXPENSES AS % AVERAGE ASSETS - (excluding goodwill and significant items)		**2.02%**	2.14%	2.12%
EXPENSE / INCOME RATIO - (excluding goodwill and significant items)		**49.2%**	52.1%	52.7%
INTEREST MARGIN		**2.80%**	2.82%	2.77%
ORDINARY DIVIDEND (Fully franked)	Cents	**45.0**	42.0	38.0
EARNINGS PER ORDINARY SHARE (Annualised)				
Basic				
- before goodwill and significant items	Cents	**140.6**	126.9	122.4
- after goodwill and significant items	Cents	**119.0**	85.3	64.0
Diluted				
- before goodwill and significant items	Cents	**139.9**	126.2	122.0
- after goodwill and significant items	Cents	**119.0**	86.1	65.6
Weighted Average Number of Shares				
- Basic ordinary shares	000's	**500,751**	495,855	489,801
- Diluted ordinary shares	000's	**516,971**	513,530	507,339
NET TANGIBLE ASSETS PER ORDINARY SHARE	$	**4.45**	3.68	3.40
CAPITAL ADEQUACY RATIO		**10.6%**	10.8%	10.8%

(1) OEI refers to Outside Equity Interests in controlled entities.
(2) Prior periods have been restated in accordance with Accounting Standard AASB 1044, which requires dividends on ordinary shares to be recognised when declared.

1.2 Group Highlights (cont...)

Net Interest Income

- Net interest income for the half-year was $711 million (31 March 2002: $648 million), an increase of 9.7%. The increase is due to growth in average interest earning assets of 8.5% since 31 March 2002 and the improvement in the net interest margin to 2.80% from 2.77% in the pcp.

Non-Interest Income

- Non-interest income (excluding significant items) was $448 million (31 March 2002: $411 million), an increase of 9.0%. Non-interest income accounts for 38.7% of total income (31 March 2002: 38.8%). The increase in non-interest income resulted from strong growth in bank acceptances, product fee and electronic banking income and profits arising from the continuation of the Bank's property sale and lease-back program.
- Managed funds stood at $17.7 billion (30 September 2002: $17.4 billion; 31 March 2002: $17.9 billion).

Operating Expenses

- The expense to income ratio, before goodwill amortisation and significant items, decreased to 49.2% (31 March 2002: 52.7%) due to efficiency gains attributable to the Even Better Bank program (EBB) and growth in total income underpinned by lending asset growth.
- Operating expenses, before goodwill and significant items, were $570 million (31 March 2002: $558 million), an increase of 2.2%. When compared to the September 2002 half-year, operating expenses decreased by $7 million or 1.2%.

Income Tax

- Income tax expense (before significant items) increased by $24 million to $159 million compared to the pcp.

Shareholder Returns

- Annualised return on average ordinary equity, before goodwill and significant items, increased to 20.36% (31 March 2002: 19.29%).
- Annualised basic earnings per ordinary share, before goodwill and significant items, increased to 140.6 cents (31 March 2002: 122.4 cents).
- An interim dividend of 45 cents per ordinary share will be payable on 2 July 2003 to holders of ordinary shares. The dividend will be fully franked at 30%.

1.2 Group Highlights (cont...)

Capital Management

The Group's capital position remains strong with Tier 1 capital at 7.7% and Tier 2 at 3.0%. During the period the following initiatives were undertaken:

- Completion of a $USD1.1 billion securitisation of residential loan receivables through the Crusade Programme in March 2003
- 2.5 million ordinary shares issued under the Bank's Dividend Reinvestment Plan (DRP) raising $46 million of capital.

At 31 March 2003, the Group's adjusted common equity to risk weighted assets (ACE ratio) was 5.5% (31 March 2002: 5.1%).

The DRP will operate for the interim dividend with no discount.

As indicated last year, given the continuing strong level of internal capital generation, it is expected that there will be the potential for some buy-back activity in the second-half of this year.

Assets and Asset Quality

- Lending assets (on and off-balance sheet) were $53.9 billion (31 March 2002: $48.3 billion), an increase of 11.5%. Annualised growth since 30 September 2002 was 14.9%.
- Bad and doubtful debts expense for the period rose by $14 million to $48 million (31 March 2002: $34 million) due to an increase in the general provision for doubtful debts and increased provisioning on the consumer loan portfolio attributable to portfolio growth. The increase in the general provision charge is a result of growth in the Group's asset base and a reduction in the balance of unearned income on mortgage insurance premiums during the period.
- The combination of the tax effected balance of unearned income on mortgage insurance premiums of $12 million with the general provision of $164 million is $9 million above the accepted industry level of 0.50% of risk-weighted assets.

Residential Lending

- On and off balance sheet residential loans grew 10.1% since 31 March 2002, from $34.9 billion to $38.5 billion (an annualised increase of 12.5% since 30 September 2002). This growth is attributable to the introduction of new customer retention initiatives and increased business sourced through the third party mortgage broker market.
- St.George through its Portfolio loan maintains a leading market position for home equity loan approvals. Home equity loans grew 21.5% to $11.0 billion since 31 March 2002.

Retail Funding

- At 31 March 2003, retail deposits were $31.8 billion, an increase of 15.6% since 31 March 2002, reflecting customer preferences for low risk retail banking products.

Managed Funds

- Managed funds stood at $17.7 billion (30 September 2002: $17.4 billion; 31 March 2002: $17.9 billion). Growth since 31 March 2002 was impacted by the diversion of funds to low risk retail banking products and falling world equity markets. However, there has been growth in managed funds since 30 September 2002 despite difficult market conditions.

2 Business Summary

2.1 Strategic Overview

It is the Bank's strategic vision that:

"Customers value St.George as the best partner to manage their finances and build wealth"

To build on this vision the following six business goals were established in May 2002:

- Deepen and strengthen relationships with customers in its chosen markets
- Leverage specialist capabilities for growth
- Creatively differentiate on service
- Accelerate and empower relationship selling
- Optimise cost structure
- Build team and performance culture

The Even Better Bank (EBB) program completed in September 2002 identified a number of priorities to facilitate the delivery of St.George's business goals. These priorities are as follows:

- Home Loans
- New Business Model and Integrated Sales and Service
- Middle Market
- Wealth Management
- Brand and Customer Service
- Productivity Management

The year 2003 has been called out as the year of implementation. Strong progress has been made in each of the priority areas and the Bank is on track in terms of its targets. Specific highlights are summarised in the following section.

At its core, St.George's strategy is one of low risk, organic growth, harnessing the latent potential in the franchise and building on the strength and capabilities of the Group. These strengths include the Bank's track record of superior credit quality, positive customer service ratings relative to the industry and strong product management and product innovation capabilities. Further opportunity is evident in Victoria and Queensland to leverage the key capabilities of the Group to grow in a number of business areas.

In summary, St.George has a business model in place that is both strong and flexible. It has a range of growth opportunities and, as outlined above, clear priorities established. 2003 is an important year for implementation and for further strengthening the platform for 2004 and 2005.

2.2 Achievements

2.2.1 Home Loans

Home loans have been a key area of focus for the Group over the past six months, with particular attention being placed on the retention of home loans and further growth through the mortgage broker channel. The annualised growth rate in home loan receivables has accelerated to 12.5% for the six months ending 31 March 2003. The product mix is improving with a reduction in the proportion of Honeymoon introductory loans. The attrition rate has declined from 31.6% in the twelve months ending 30 September 2002 to 28.3% (annualised) in the six months ending 31 March 2003. Broker introduced loans are up from 31% for the year to September 2002 to 36% in the half-year to March 2003. Credit quality across the portfolio remains outstanding.

2.2.2 New Business Model and Integrated Sales and Service

St.George has restructured its business around distinct customer segments. An integrated sales and services system has also been developed, reflecting the shift from product based silos to the new customer led model. Implementation of the new business model is well underway with all key staff appointments made and the new integrated sales and service system is in prototype in twenty branches, pending full rollout by September 2003.

2.2.3 Middle Market

Performance has been very pleasing in the Middle Market segment with lending growth of 18% over the past twelve month period. Credit quality remains excellent. In the Key Account Relationship Management segment, cross sell ratios and service ratings continue to improve. Good progress has been made against the objective of enhancing capabilities in specific industry segments with lending growth in these segments outstripping overall growth.

2.2.4 Wealth Management

In a volatile and difficult market environment, St.George's wealth management businesses have shown resilience. Funds under administration (SEALCORP) have grown 2.7% since 30 September 2002 and funds under management (Advance) have grown by 1.8%. To support the broader wealth cross sell objective, good progress is being made in building data-mining capabilities, improving customer segment management skills, improving leads management and sales force productivity.

2.2.5 Brand and Customer Service

The relaunch of the St.George brand has taken place. The campaign entitled "Rethink" has been well received internally and externally. St.George retains its positive service differential over the majors (as measured in the Roy Morgan survey).

2.2 Achievements (cont...)

2.2.6 Productivity Management

Through the Even Better Bank (EBB) program, pre-tax cost savings of $28 million were achieved during the half-year, and the Group is on track to deliver the full 2003 year target of $60 million, increasing to $80 million in 2004 and subsequent years. Cost savings during the period are primarily driven from reductions in middle management and rationalisation of IT expenditure. There were 390 full time equivalent staff reductions resulting from the EBB program. The expense to income ratio fell to 49.2% from 52.7% in the pcp and operating expenses (before goodwill) fell 1.2% compared to 30 September 2002 half-year.

The Bank's focus on creatively differentiating on customer service, optimising its cost structure and building team and performance culture is also driving a review of back office processes – the Customer Processes Review (CPR). Initial focus has been on the Home Loans and Small Business processes - significant improvement opportunities in processing efficiency and, consequently, turnaround times, have been identified and are undergoing further investigation for implementation within the remainder of 2003.

A complete review of the Bank's Property and Procurement functions is also underway with the ultimate goal of creating more efficient processes within both areas.

2.2.7 Credit Quality

St.George's asset quality continues to remain robust. The charge for bad and doubtful debts was $48 million, down from $53 million in the September 2002 half-year. Underpinning these results are sound credit policies, excellent performance of the residential portfolio, which represents 71.1% of net loans and receivables and a diversified commercial loan portfolio. Bad debts as a percentage of average loans and receivables (annualised) is 0.22% compared to 0.17% in the pcp and down from 0.25% in the 30 September 2002 half-year. Net non-accrual loans as a percentage of net loans and receivables are 0.06% down from 0.10% in the pcp.

2.2.8 St.George Bank New Zealand Limited (SGBNZ)

In February 2003, SGBNZ commenced its banking alliance with Foodstuffs, New Zealand's largest supermarket retailer.

Under the terms of the "superbank" alliance, SGBNZ delivers banking services in the New Zealand market by leveraging Foodstuff's distribution skills and customer base.

The initial product launched was a "SuperSaver" account that is accessed by customers through electronic channels. Early results from the launch of this product have been pleasing. Plans are in place for a next phase product implementation during the second half of 2003.

The alliance provides the Bank with a low cost, low risk entry point into a new market for its core retail banking products which is consistent with the Bank's organic growth strategy.

2.3 Future Prospects

The economic environment remains quite uncertain near term, given the conflict in the Middle East, continued weakness in the major economies and the lingering drought across Eastern Australia. Despite this, the Australian economy continues to be one of the better performers internationally and this trend seems set to continue over the remainder of 2003 and into 2004, given a broadly based growth profile and a supportive interest rate backdrop.

A key difference between the performance of Australia and the major economies over the past six months has been a local increase in both investment and employment, which has supported consumer spending and corporate earnings. The difficulties in the global economy and most notably the US economy are, however, of concern. Furthermore, it is widely expected that Australia will see a slow down in the rate of growth of housing credit.

Given the strength of the first half results, St.George is now targeting EPS growth of 11-13% for 2003. The final outcome is dependent on a number of factors, including retail deposit growth and the performance of financial markets, including equities. It should also be noted that further investment is underway in key priority areas such as training, redesigning business processes and targeted staff increases in sales and service areas.

As the implementation of key priorities continues throughout 2004 and 2005, the Group will reap benefit from growth opportunities such as Wealth cross sell, Mid Market and pursuing growth opportunities in Queensland and Victoria. The implementation of the Integrated Sales and Service and Home Loan opportunities will deliver strong organic growth through 2004 and 2005, while the implementation of productivity management initiatives will further drive the move to an efficient cost structure. A strong and flexible business model is now in place, which aids the Group in its focus on growth by enabling it to adjust to changes in economic circumstances.

The Group is focussed on long-term sustainable growth and remains confident of its double digit EPS growth targets throughout 2004 and 2005.

3 Financial Analysis

3.1 Group Performance Summary

Half-Year Ended	March 2003 $'m	Sept 2002 $'m	March 2002 $'m
Interest income	**1,667**	1,571	1,493
Interest expense	**956**	886	845
Net interest income	**711**	685	648
Non-interest income	**448**	423	411
Significant items	**-**	18	-
Total non-interest income	**448**	441	411
Bad and doubtful debts expense	**48**	53	34
Operating expenses	**624**	631	614
Significant items	**-**	90	94
Total operating expenses	**624**	721	708
Share of net loss of equity accounted associates	**3**	-	1
OPERATING PROFIT BEFORE INCOME TAX	**484**	352	316
Income tax expense	**159**	135	135
Income tax benefit on significant items	**-**	(23)	(7)
Total income tax expense	**159**	112	128
OPERATING PROFIT AFTER INCOME TAX	**325**	240	188
Outside equity interests (OEI)	**-**	-	1
OPERATING PROFIT AFTER INCOME TAX AND OEI	**325**	240	187
Preference dividends:			
- Depositary Capital Securities (DCS)	**18**	19	20
- Preferred Resetting Yield Marketable Equity Securities (PRYMES)	**9**	9	10
	27	28	30
PROFIT AVAILABLE TO ORDINARY SHAREHOLDERS	**298**	212	157


Operating Profit and Return on Average Ordinary Equity
$ million
350
300
250
200
150
100
24%
22%
20%
18%
16%
14%
12%
223
252
300
315
352
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Operating profit after income tax, preference dividends, OEI and before goodwill and significant items
Annualised return on average ordinary equity after income tax, preference dividends, OEI and before goodwill and significant items

3.1.1 Underlying Profit

The underlying profit for the Group increased 14.2% to $571 million compared to 31 March 2002.

Half-Year Ended	**March 2003 $'m**	Sept 2002 $'m	March 2002 $'m
Operating profit after income tax and outside equity interests	**325**	240	187
Add: Outside equity interests	-	-	1
Operating profit after income tax	**325**	240	188
Add/(Less):			
Net profit on disposal of land and buildings	**(15)**	(1)	-
Income tax expense	**159**	135	135
Net loss on significant items	-	49	87
Charge for bad and doubtful debts	**48**	53	34
Goodwill amortisation	**54**	54	56
Underlying Profit	**571**	530	500
Underlying Profit as a percentage of average assets (annualised)	**2.03%**	1.96%	1.90%

Factors driving the growth in underlying profit during the period were:

- growth in net interest income;
- growth in non-interest income;
- increases in business volumes; and
- cost containment driven by the EBB program.


Underlying Profit
600
500
400
300
200
100
$ million
2.50%
2.30%
2.10%
1.90%
1.70%
1.50%
411
476
500
530
571
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Underlying profit
Underlying profit as a percentage of average assets

3.1.2 Significant items

Individually significant items according to AASB 1018 are revenues and expenses of such a size, nature or incidence that their disclosure is relevant in explaining the financial performance of the Group. There were no significant items during the half-year.

Half-Year Ended	**March 2003 $'m**	Sept 2002 $'m	March 2002 $'m
Non-interest income			
Non-interest income before significant items	**448**	423	411
Significant items			
- Profit on sale of shares	-	18	-
Total non-interest income	**448**	441	411
Operating expenses			
Operating expenses after goodwill and before significant items	**624**	631	614
Significant items			
- Write-down of investments	-	-	22
- Goodwill write-off	-	-	72
- Restructure costs	-	30	-
- Write off of deferred expenditure balances	-	60	-
	-	90	94
Total operating expenses	**624**	721	708
Income tax expense			
Income tax expense before significant items:	**159**	135	135
Significant items			
- Income tax expense on profit on sale of shares	-	4	-
- Income tax benefit on write-down of investments	-	-	(7)
- Income tax benefit on restructure costs	-	(9)	-
- Income tax benefit on deferred expenditure balances write-off	-	(18)	-
	-	(23)	(7)
Total income tax expense	**159**	112	128
Summary of significant items			
Total pre-tax loss from significant items	-	(72)	(94)
Less: Total tax benefit attributable to significant items	-	(23)	(7)
Net loss from significant items	-	(49)	(87)

3.1.3 Net Interest Income

Net interest income is derived from the Group's business activities of lending, investments, deposits and borrowings. The net interest income for the period was $711 million (31 March 2002: $648 million), an increase of 9.7%.

Half-Year Ended	**March 2003**		September 2002		March 2002	
	Balance $'m	**Rate**	Balance $'m	Rate	Balance $'m	Rate
Actuals						
Net Interest Income	**711**		685		648	
Averages						
Interest Earning Assets	**50,749**	**6.57%**	48,502	6.48%	46,755	6.39%
Interest Bearing Liabilities	**48,516**	**3.94%**	46,862	3.78%	45,979	3.68%
Interest Spread		**2.63%**		2.70%		2.71%
Interest Margin		**2.80%**		2.82%		2.77%

The increase in net interest income was primarily due to growth in average interest earning assets by 8.5% since 31 March 2002. Additionally, interest margin improved during the period to 2.80% (31 March 2002: 2.77%) as a result of growth in retail funding, a stable interest rate environment and the ongoing securitisation of residential loans.


Net Interest Income and Interest Margin
$ million
700
650
600
550
500
450
400
3.00%
2.90%
2.80%
2.70%
2.60%
612
623
648
685
711
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Net Interest Income
Interest Margin

3.1.4 Non-Interest Income

Non-interest income has grown 9.0% to $448 million (before significant items) from $411 million in the pcp.

Half-Year Ended	**March 2003 $'m**	Sept 2002 $'m	March 2002 $'m
Non-interest income			
Trading income	**18**	14	31
Product fees and commissions			
- Lending	**37**	42	39
- Deposit and other accounts	**107**	106	94
- Electronic banking	**88**	76	78
Securitisation service fees	**38**	37	36
Managed funds fees	**86**	92	86
Dividend income	**3**	-	2
Net profit on disposal of land and buildings	**15**	1	-
Profit on sale of shares	**2**	4	-
Factoring and invoice discounting income	**10**	10	10
Bill acceptance fees	**22**	18	14
Rental income	**8**	7	7
Brokerage and clearing fees	**-**	4	6
Other	**14**	12	8
Non-interest income before significant items	**448**	423	411
Significant items			
Profit on sale of shares	**-**	18	-
TOTAL NON-INTEREST INCOME	**448**	441	411
Non-Interest Income as a % of Average Assets (annualised)			
- before significant items	**1.59%**	1.57%	1.56%
- after significant items	**1.59%**	1.63%	1.56%
Non-Interest Income as a % of Total Income			
- before significant items	**38.7%**	38.2%	38.8%
- after significant items	**38.7%**	39.2%	38.8%

Trading generates net interest income and non-interest income. Net interest income earned on the trading portfolio was $18 million (30 September 2002: $15 million; 31 March 2002: $2 million). Therefore, total trading income was $36 million (30 September 2002: $29 million; 31 March 2002: $33 million).

Trading non-interest income primarily represents gains and losses made on foreign exchange and derivative transactions, realised gains and losses on disposal of trading securities and unrealised market value adjustments on trading securities.

3.1.4 Non-Interest Income (cont...)

Product fees and commissions income increased by 10.0% over the pcp, primarily due to increased mortgage insurance income driven by home lending growth and continuing growth in electronic banking activities. The result for the half-year was also favourably impacted by the recognition of $6 million (30 September 2002: $9 million; 31 March 2002: $nil) of income previously deferred relating to the Group's mortgage insurance activities. This favourable impact has been offset by an equivalent after tax increase of $4 million in the Group's general provision for doubtful debts.

Lending income decreased over the period despite solid growth in loans and receivables. Increased usage of third party mortgage brokers and the transition to a more conservative amortisation policy of mortgage origination commissions from 4 years to 3 years adversely impacted lending income during the period. Commission expense relating to mortgage brokers is netted against lending income. There have been some targeted discounted fee offers during the period.

Managed funds fee income was steady at $86 million compared to the pcp and has fallen from $92 million in the 30 September 2002 half-year. Revenue has been impacted by declining world equity markets and customers diverting funds to bank deposits.

Net profit on disposal of land and buildings of $15 million arose from the sale of 11 branches during the period, as part of the Bank's ongoing sale and lease-back program.

The increase in bill acceptance fee income to $22 million (31 March 2002: $14 million) is attributable to strong growth in this product of $1,071 million to $2,526 million at 31 March 2003.

3.1.5 Managed Funds

The Group's managed funds comprise funds under management, funds under administration and funds under advice.

Half-Year Ended	**March 2003 $'m**	Sept 2002 $'m	March 2002 $'m
Income			
Managed funds fees for the half-year	**86**	92	86
Managed funds			
Funds under management	**3,148**	3,093	3,004
Funds under administration (SEALCORP)	**12,735**	12,402	12,865
Funds under advice	**1,794**	1,952	2,016
Total Managed Funds	**17,677**	17,447	17,885

Managed funds fell 1.2% compared to 31 March 2002 but increased by 1.3% since 30 September 2002. SEALCORP fell by 1.0% compared to the pcp but increased by 2.7% since 30 September 2002. Managed funds were unfavourably impacted by declines in world equity markets and customers diverting funds towards bank deposits in response to volatile investment markets.

SEALCORP contributed $66 million to managed funds fees for the period ended 31 March 2003 (31 March 2002: $64 million).

Overall managed funds remained stable despite difficult market conditions, reflected by declining world equity markets.


Managed Funds
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
$ million
100
80
60
40
20
0
$ million
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
SEALCORP
Other Managed Funds
Managed Funds Fees (RHS)

3.1.6 Operating Expenses

Half-Year Ended	**March 2003 $'m**	Sept 2002 $'m	March 2002 $'m
Staff expenses			
Salaries	**223**	233	221
Contractors' fees	**5**	5	7
Superannuation	**20**	18	17
Payroll tax	**15**	15	14
Fringe benefits tax	**5**	6	4
Other	**9**	9	9
Total staff expenses	**277**	286	272
Computer and equipment costs			
Depreciation	**21**	19	18
Deferred expenditure amortisation	**35**	35	31
Rental on operating leases	**8**	9	8
Other	**40**	33	37
Total computer and equipment costs	**104**	96	94
Occupancy costs			
Depreciation	**16**	16	16
Rental on operating leases	**29**	27	27
Other	**17**	20	20
Total occupancy costs	**62**	63	63
Administration expenses			
Fees and commissions	**14**	13	14
Advertising and public relations	**23**	26	27
Telephones	**6**	6	8
Printing and stationery	**17**	20	15
Postage	**9**	9	8
Other	**58**	58	57
Total administration expenses	**127**	132	129
Operating expenses before goodwill and significant items	**570**	577	558
Goodwill amortisation	**54**	54	56
Operating expenses after goodwill and before significant items	**624**	631	614
Significant items			
Write down of investments	**-**	-	22
Goodwill write-off	**-**	-	72
Restructure costs	**-**	30	-
Write-off of deferred expenditure balances	**-**	60	-
	-	90	94
TOTAL OPERATING EXPENSES	**624**	721	708
Ratios (before goodwill and significant items)			
Operating Expenses (annualised) as a % of Average Assets	**2.02%**	2.14%	2.12%
Expense to Income ratio	**49.2%**	52.1%	52.7%

3.1.6 Operating Expenses (cont…)


Operating Expenses and Total Operating Income
$ million
1,200
1,000
800
600
400
56.0%
54.0%
52.0%
50.0%
48.0%
515
926
512
991
558
1059
577
1108
570
1159
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Operating expenses before goodwill and significant items
Total operating income before significant items
Operating expense to income ratio before goodwill and significant items

Total Operating Expenses

Operating expenses are classified in the broad categories of staff, computer and equipment, occupancy and administration. Total operating expenses (before goodwill and significant items) were $570 million for the half-year (31 March 2002: $558 million) an increase of 2.2% and a decrease of 1.2% over the 30 September 2002 half-year. This reduction is due to the continued focus on cost containment and benefits arising from EBB initiatives.

Staff Expenses

Staff expenses increased by $5 million or 1.8% to $277 million compared to the pcp.

Despite an enterprise agreement average wage increase of 4% and other staff receiving an average salary increase of 4.5% effective 1 October 2002, staff expenses decreased by $9 million compared to the 30 September 2002 half-year. This decrease was driven by EBB initiatives which resulted in 390 full time equivalent staff reductions.

Computer and Equipment Costs

The increase of $10 million or 10.6% to $104 million from $94 million in the pcp was mainly due to the following:

- Deferred expenditure amortisation increased by $4 million to $35 million compared to the pcp and remained steady when compared to the 30 September 2002 half-year. The balance of capitalised deferred expenditure at 30 September 2002 was $185 million and has fallen to $171 million at 31 March 2003. This reduction reflects the impact of refinements made to the Group's capitalisation policy last year.
- Depreciation increased by $3 million to $21 million from $18 million in the pcp reflecting increased costs attributable to the expanded ATM network.

Other costs increased by $7 million compared to the 30 September 2002 half-year due to expenditure on software upgrades and a more conservative capitalisation policy.

3.1.6 Operating Expenses (cont...)

Occupancy Costs

Occupancy costs decreased to $62 million compared to $63 million in the pcp.

Administration Expenses

Administration expenses for the half-year ended 31 March 2003 decreased to $127 million (31 March 2002: $129 million), reflecting EBB cost saving initiatives.

Goodwill Amortisation

Goodwill amortisation for the half-year ended 31 March 2003 was $54 million (31 March 2002: $56 million).

3.1.7 Bad and Doubtful Debts Expense

Half-Year Ended	**March 2003 $'m**	Sept 2002 $'m	March 2002 $'m
Bad and doubtful debts expense (net of recoveries)			
Residential loans	**2**	3	1
Commercial loans	**16**	21	15
Consumer loans	**17**	13	12
Other	**1**	3	2
	36	40	30
Net general provision movement during the period	**12**	13	4
Bad and doubtful debt expense	**48**	53	34
As a percentage of average risk weighted assets (annualised)	**0.29%**	0.33%	0.22%
As a percentage of average assets (annualised)	**0.17%**	0.20%	0.13%

Bad and doubtful debts expense (net of recoveries) for the half-year ended 31 March 2003 was $48 million which is an increase of $14 million on the low levels in the pcp. The bad debt charge is down by $5 million when compared to the 30 September 2002 half-year. The increase on the pcp is due to the higher general provision charge and increased provisioning on consumer loans attributable to portfolio growth. The increase in the general provision charge is due to growth in risk weighted assets and a $4 million increase to the general provision to offset $6 million of income recognised during the period relating to the Group's mortgage insurance activities.

The Group's bad debt charge as a percentage of average assets increased to 0.17% when compared to the pcp and fell when compared to the 30 September 2002 half-year. This result reflects the Bank's sound credit lending mix with the residential portfolio comprising 71.1% of net loans and receivables.

3.1.8 Share of Net Loss of Equity Accounted Associates

The Group has recognised a $3 million loss this period primarily relating to an associated company investment in a pooled development fund.

3.1.9 Income Tax Expense

Half-Year Ended	**March 2003 $'m**	Sept 2002 $'m	March 2002 $'m
Income tax expense shown in the results differs from prima facie income tax payable on pre-tax operating profit for the following reasons:			
Operating profit before income tax	**484**	352	316
Prima facie income tax payable calculated at 30% of operating profit	**145**	105	95
Add: tax effect of permanent differences which increase tax payable			
* Amortisation of goodwill	**16**	16	17
* Depreciation on buildings	**1**	-	1
* General provision for doubtful debts	**4**	4	1
* Goodwill written-off	**-**	-	22
* Restatement of net deferred tax balances	**-**	-	1
Less: tax effect of permanent differences which reduce tax payable			
* Deduction allowable on depositary capital securities	**5**	6	6
* Deduction allowable on shares issued to employees	**2**	-	2
* Deduction allowable on buildings	**-**	1	1
* Difference between accounting profit and assessable profit on disposal of shares	**-**	4	-
* Other items	**-**	2	-
Total income tax expense	**159**	112	128
Effective tax rate %	**32.9**	31.8	40.5

The effective tax rate for 31 March 2003 was 32.9% which is primarily due to the amortisation of goodwill.

3.1.10 Segmental Results

(a) Business Segments

Business segments are based on the Group's organisational structure. The Group comprises four business divisions, namely:

- Personal Customers (PC) – responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits and small business banking (borrowings less than $250,000). This division also manages retail branches, agency networks and electronic channels such as call centres, EFTPOS terminals, ATMs and Internet banking. In accordance with the new business model, PC is responsible for the following customer segments:
  - "Priority" (deposits balances between $50k-$200k, or home loan balances between $90k-$300k or wealth product balances between $20k-$100k);
  - "Foundation" (personal customers with balances less than those of Priority customers); and
  - "Enterprise" small business (business loan balances less than $250k).

- Institutional and Business Banking (IBB) - responsible for liquidity requirements, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange and money market, corporate and business relationship banking, international banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting. In accordance with the new business model, IBB is responsible for the following segments:

  - "Corporate and Key Account" (business loan balances greater than $1 million).
  - "Business" (business loan balances between $250k - $1 million).

- BankSA (BSA) – responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services are now extending into country New South Wales and Victoria as part of the Group's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

- Wealth Management (WM) – responsible for providing funds management and administration, margin lending, financial planning, investment advice, private banking services and general and life insurance businesses. In accordance with the new business model, WM has accountability for the "Gold" segment (personal customers holding deposit balances greater than $200k or home loan balances greater than $300k or wealth product balances greater than $100k).

As part of the Group's new business model developed through the EBB program, effective 1 October 2002, the following changes occurred:

- Life and general insurance businesses were transferred from PC to WM.
- Small business banking customers with borrowings greater than $250k were transferred from PC to IBB.
- A parcel of leasing business was transferred from IBB to BSA.

Comparatives have been amended accordingly.

While accountability for the Gold segment resides with WM, for segmental reporting purposes the assets, liabilities and results remain within PC.

3.1.10 Segmental Results (cont…)

Personal Customers

PC's contribution to profit before tax grew to $265M for the half-year (31 March 2002: $235M).

- Net interest income grew by $26M or 6.9% reflecting strong growth in both lending balances and deposits.
- Non-interest income grew by $42M or 25.1% compared to the pcp. This growth was primarily driven by higher business volumes, continued growth in electronic banking activities and profit arising from the sale of land and buildings.
- Operating expenses increased by $30M or 10.3% with the expense to income ratio falling to 52.2% for the half-year. Expense growth for the period reflected the impact of increased volumes and additional costs related to key initiatives, including customer segmentation, home loan product and process initiatives and additional training for frontline staff.
- Bad debts expense increased by $9M to $28M compared to the pcp, reflecting additional general provisioning for doubtful debts as a result of growth in risk weighted assets and increased provisioning on consumer loans.

Institutional and Business Banking

IBB's contribution to profit before tax was $165M for the period (31 March 2002: $142M) an increase of 16.2%.

- Net interest income increased by 19.9% to $175M as a result of growth in commercial loans and higher interest income from trading activities.
- Non-interest income fell by $1M reflecting lower non-interest income attributable to trading activities compared to the pcp.
- Operating expenses decreased by $3M to $88M.
- Bad and doubtful debts increased to $16M from $11M in the pcp.
- Share of loss on investments in associates primarily relates to an investment write-down in a pooled development fund.
- IBB's middle market receivables (including bill acceptances) grew by 17.2% compared to the pcp.

BankSA

BSA's contribution to profit before tax was $68M for the half-year (31 March 2002: $59M), an increase of 15.3%, reflecting:

- Growth in net interest income of $9M or 9.0% to $109M, due to the 11.9% increase in BSA's total assets to $7.1 billion (31 March 2002: $6.3 billion).
- Non-interest income increased by $1M to $33M compared to the pcp.
- Operating expenses increased by $1M to $71M from the pcp. The expense to income ratio fell to 50.0% for the half-year from 53.0% in the pcp.

Wealth Management

WM's contribution to profit before tax increased to $40M for the half-year compared to $30M in the pcp. Effective 1 October 2002, life and general insurance businesses were transferred to WM.

The result reflects the following:

- Net interest income fell by $1M to $23M compared to the pcp.
- Non-interest income decreased by $5M to $109M compared to the pcp as a result of the sale of WealthPoint subsidiaries and volatility in equity markets impacting managed funds income.
- Operating expenses decreased by $16M or 15.0% to $91M (31 March 2002: $107M) reflecting savings attributable to EBB initiatives and the sale of WealthPoint subsidiaries.

3.1.10 Segmental Results (cont…)

Comparative figures have been amended to reflect interdivisional business transfers and a refinement of the allocation methodology of "Other" segment results to business divisions. The impact on profit before tax as a result of these changes is as follows:

Half-Year Ended	Sept 2002 $'m	March 2002 $'m
PC		
Profit before tax (previously reported)	237	236
Interdivisional business transfers	(4)	(3)
Allocation of "Other" segment results	5	2
Adjusted profit before tax	238	235
IBB		
Profit before tax (previously reported)	128	133
Interdivisional business transfers	3	1
Allocation of "Other" segment results	8	8
Adjusted profit before tax	139	142
BSA		
Profit before tax (previously reported)	58	54
Allocation of "Other" segment results	3	5
Adjusted profit before tax	61	59
WM		
Profit before tax (previously reported)	32	20
Interdivisional business transfers	1	2
Allocation of "Other" segment results	7	8
Adjusted profit before tax	40	30

3.1.10 Segmental Results (cont…)

For the half-year ended 31 March 2003	Personal Customers $'m	Institutional & Business Banking $'m	BankSA $'m	Wealth Management $'m	Other $'m	Consolidated $'m
Segment revenue						
Net interest income	404	175	109	23	-	711
Non-interest income	209	97	33	109	-	448
Individually significant items	-	-	-	-	-	-
Total segment revenue	613	272	142	132	-	1,159
Segment expense						
Bad and doubtful debts	28	16	3	1	-	48
Operating expenses						
- Other provisions	7	9	2	5	-	23
- Depreciation	29	2	5	1	-	37
- Deferred expenditure amortisation	28	2	4	1	-	35
- Other expenses	256	75	60	84	-	475
Total operating expenses	320	88	71	91	-	570
Individually significant items	-	-	-	-	-	-
Goodwill amortisation	-	-	-	-	54	54
Total segment expenses	348	104	74	92	54	672
Share of loss of investments in associates	-	3	-	-	-	3
Profit/(loss) before income tax expense	265	165	68	40	(54)	484
Expense to income ratio [(1)]	52.2%	32.4%	50.0%	68.9%		
Income tax expense						159
Income tax benefit on individually significant items						-
Profit after income tax						325
Outside equity interest (OEI)						-
Profit after income tax and OEI						325

As at 31 March 2003	Personal Customers $'m	Institutional & Business Banking $'m	BankSA $'m	Wealth Management $'m	Other $'m	Consolidated $'m
Assets						
- investments in associates	-	-	-	-	9	9
- other assets	26,957	18,244	7,085	2,477	2,568	57,331
Segment Assets	26,957	18,244	7,085	2,477	2,577	57,340
Segment Liabilities	21,154	25,968	4,924	484	610	53,140
Other Segment Disclosure						
- Securitised loans	6,653	-	-	-	-	6,653
- Managed funds [(2)]	-	-	-	17,677	-	17,677

(1) Excludes bad and doubtful debts expense, significant items and goodwill amortisation.
(2) St.George's managed funds activities are principally through SEALCORP, Advance Asset Management and St.George Wealth Management. The Group's managed funds comprise funds under management, funds under administration and funds under advice.

3.1.10 Segmental Results (cont...)

For the half-year ended 30 September 2002	Personal Customers $'m	Institutional & Business Banking $'m	BankSA $'m	Wealth Management $'m	Other $'m	Consolidated $'m
Segment revenue						
Net interest income	391	169	104	21	-	685
Non-interest income	179	87	32	125	-	423
Individually significant items	-	-	-	-	18	18
Total segment revenue	570	256	136	146	18	1,126
Segment expense						
Bad and doubtful debts	27	23	3	-	-	53
Operating expenses						
- Other provisions	13	9	3	7	-	32
- Depreciation	25	3	5	1	-	34
- Deferred expenditure amortisation	26	4	5	-	-	35
- Other expenses	241	78	59	98	-	476
Total operating expenses	305	94	72	106	-	577
Individually significant items	-	-	-	-	90	90
Goodwill amortisation	-	-	-	-	54	54
Total segment expenses	332	117	75	106	144	774
Share of loss of investments in associates	-	-	-	-	-	-
Profit/(loss) before income tax expense	238	139	61	40	(126)	352
Expense to income ratio	53.5%	36.7%	52.9%	72.6%		
Income tax expense						135
Income tax benefit on individually significant items						(23)
Profit after income tax						240
Outside equity interest (OEI)						-
Profit after income tax and OEI						240

As at 30 September 2002	Personal Customers $'m	Institutional & Business Banking $'m	BankSA $'m	Wealth Management $'m	Other $'m	Consolidated $'m
Assets						
- investments in associates	-	-	-	-	10	10
- other assets	26,065	17,262	6,666	2,201	2,800	54,994
Segment Assets	26,065	17,262	6,666	2,201	2,810	55,004
Segment Liabilities	19,798	25,345	4,608	390	1,025	51,166
Other Segment Disclosure						
- Securitised loans	5,694	35	-	-	-	5,729
- Managed funds	-	-	-	17,447	-	17,447

3.1.10 Segmental Results (cont...)

For the half-year ended 31 March 2002	Personal Customers $'m	Institutional & Business Banking $'m	BankSA $'m	Wealth Management $'m	Other $'m	Consolidated $'m
Segment revenue						
Net interest income	378	146	100	24	-	648
Non-interest income	167	98	32	114	-	411
Individually significant items	-	-	-	-	-	-
Total segment revenue	545	244	132	138	-	1,059
Segment expense						
Bad and doubtful debts	19	11	3	1	-	34
Operating expenses						
- Other provisions	5	5	1	8	-	19
- Depreciation	24	4	5	1	-	34
- Deferred expenditure amortisation	23	3	4	1	-	31
- Other expenses	238	79	60	97	-	474
Total operating expenses	290	91	70	107	-	558
Individually significant items	-	-	-	-	94	94
Goodwill amortisation	-	-	-	-	56	56
Total segment expenses	309	102	73	108	150	742
Share of loss of investments in associates	1	-	-	-	-	1
Profit/(loss) before income tax expense	235	142	59	30	(150)	316
Expense to income ratio	53.2%	37.3%	53.0%	77.5%		
Income tax expense						135
Income tax benefit on individually significant items						(7)
Profit after income tax						188
Outside equity interest (OEI)						1
Profit after income tax and OEI						187

As at 31 March 2002	Personal Customers $'m	Institutional & Business Banking $'m	BankSA $'m	Wealth Management $'m	Other $'m	Consolidated $'m
Assets						
- investments in associates	-	-	-	-	13	13
- other assets	24,553	17,077	6,330	2,022	2,582	52,564
Segment Assets	24,553	17,077	6,330	2,022	2,595	52,577
Segment Liabilities	18,875	24,677	4,368	257	660	48,837
Other Segment Disclosure						
- Securitised loans	6,009	56	-	-	-	6,065
- Managed funds	-	-	-	17,885	-	17,885

(b) Geographical Segments

The Group operates predominantly in Australia.

3.2 Group Position Summary

As at	**March 2003 $'m**	Sept 2002 $'m	March 2002 $'m
Assets			
Cash and liquid assets [1]	**648**	414	462
Due from other financial institutions	**352**	239	248
Trading securities	**5,378**	5,778	4,766
Investment securities	**212**	391	677
Loans and other receivables	**44,718**	42,767	40,811
Bank acceptances of customers	**2,526**	1,662	1,455
Property, plant and equipment	**514**	546	527
Goodwill	**1,321**	1,377	1,431
Other assets	**1,671**	1,830	2,200
Total Assets	**57,340**	55,004	52,577
Liabilities			
Retail funding and other borrowings	**48,209**	46,699	44,572
Due to other financial institutions	**475**	912	787
Bank acceptances	**2,526**	1,662	1,455
Bills payable	**179**	165	157
Other liabilities	**1,751**	1,728	1,866
Total Liabilities	**53,140**	51,166	48,837
Net Assets	**4,200**	3,838	3,740
Shareholders' Equity			
Share capital	**3,399**	3,349	3,271
Reserves	**84**	79	60
Retained profits [2]	**362**	71	70
Outside equity interests	**355**	339	339
Total Shareholders' Equity	**4,200**	3,838	3,740
Shareholders' equity as a percentage of total assets	**7.32%**	6.98%	7.11%
Net tangible assets per ordinary share issued	**$4.45**	$3.68	$3.40
Number of ordinary shares issued (000's)	**502,218**	498,098	493,385

(1) The Bank defines liquids to also include amounts due from other financial institutions, trading securities and investment securities.

(2) In accordance with Accounting Standard AASB 1044, provision for dividends on ordinary shares are no longer recognised until the date they are declared.

3.2.1 Total Assets

Total assets were $57.3 billion at 31 March 2003 (31 March 2002: $52.6 billion), an increase of 9.1%. The following items impacted total assets:

- lending assets (including bank acceptances) grew by 11.5% compared to 31 March 2002; and
- the securitisation of $USD1.1 billion of residential lending receivables through the Crusade Programme in March 2003 (30 September 2002: $AUD 750 million; 31 March 2002: $USD0.9 billion).


Total Assets, Total Liabilities and Shareholders' Equity
$ billion
60
55
50
45
40
35
30
8.00%
7.75%
7.50%
7.25%
7.00%
6.75%
6.50%
49
46
52
48
53
49
55
51
57
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Total Assets
Total Liabilities
Shareholders' equity as a percentage of total assets

3.2.2 Lending Assets

Lending assets (on and off-balance sheet) increased to $53.9 billion (31 March 2002: $48.3 billion) an increase of 11.5%. Annualised growth since 30 September 2002 was 14.9%.

Residential loans (including securitisation) increased by 10.1 % to $38.5 billion from $34.9 billion at 31 March 2002 (within residential loans, home equity loans grew strongly, increasing by 21.5% to $11.0 billion). Annualised growth in residential loans since 30 September 2002 was 12.5%.

Consumer loans (including securitisation) increased by 12.5% to $3.4 billion (31 March 2002: $3.0 billion), driven by growth in personal loan and line of credit products attributable to targeted marketing campaigns. Annualised growth since 30 September 2002 was 15.1%.

Commercial loans (including bill acceptances and securitisation) grew by 16.6% to $11.9 billion from $10.2 billion at 31 March 2002. Annualised growth since 30 September 2002 was 23.5%.

As at	**March 2003 $'m**	Sept 2002 $'m	March 2002 $'m
RESIDENTIAL			
Housing (1)	**20,790**	20,703	19,908
Home equity loans	**11,014**	9,824	9,066
TOTAL RESIDENTIAL	**31,804**	30,527	28,974
CONSUMER			
Personal loans (2)	**1,765**	1,637	1,577
Line of credit	**776**	654	565
Margin lending	**824**	813	802
TOTAL CONSUMER	**3,365**	3,104	2,944
COMMERCIAL			
Commercial loans	**7,542**	7,205	6,994
Hire purchase (3)	**1,539**	1,462	1,386
Leasing	**318**	308	333
TOTAL COMMERCIAL	**9,399**	8,975	8,713
FOREIGN EXCHANGE CASH ADVANCES	**153**	137	123
STRUCTURED INVESTMENTS	**161**	176	196
GROSS RECEIVABLES	**44,882**	42,919	40,950
GENERAL PROVISION	**164**	152	139
NET RECEIVABLES	**44,718**	42,767	40,811
SECURITISED LOANS (balance not included above)	**6,653**	5,729	6,065
BANK BILL ACCEPTANCES (balance not included above)	**2,526**	1,662	1,455
ON AND OFF BALANCE SHEET RECEIVABLES	**53,897**	50,158	48,331

(1) March 2003 - net of $6,653 million of securitised loans (September 2002: $5,669 million; March 2002: $5,962 million).
(2) March 2003 - net of $nil million of securitised loans (September 2002: $25 million; March 2002: $47 million)
(3) March 2003 - net of $nil million of securitised loans (September 2002: $35 million; March 2002 $56 million)

3.2.3 Impaired Assets

Total impaired assets (net of specific provisions) decreased to $36 million at 31 March 2003 (31 March 2002: $46 million).

As at	**March 2003 $'m**	Sept 2002 $'m	March 2002 $'m
Section 1 - Non-Accrual Loans			
With provisions:			
Gross Loan Balances	**53**	64	67
Specific Provisions	**34**	40	34
Net Loan Balances	**19**	24	33
Without provisions:			
Gross Loan Balances	**10**	14	7
Total Non-accrual Loans:			
Gross Loan Balances	**63**	78	74
Specific Provisions	**34**	40	34
Net Loan Balances	**29**	38	40
Section 2 - Restructured Loans (1)			
With provisions:			
Gross Loan Balances	-	-	-
Specific Provisions	-	-	-
Net Loan Balances	-	-	-
Without provisions:			
Gross Loan Balances	-	-	-
Total Restructured Loans:			
Gross Loan Balances	-	-	-
Specific Provisions	-	-	-
Net Loan Balances	-	-	-
Section 3 - Assets acquired through security enforcement			
Other Real Estate Owned	7	7	6
TOTAL IMPAIRED ASSETS	36	45	46
Section 4 - Past Due Loans (2)			
Residential loans	**75**	63	80
Other	**59**	53	49
Total	**134**	116	129

(1) Loans where the original contractual terms have been amended to provide concessions of interest or principal as a result of customers' financial or other difficulties in complying with the original facility terms.
(2) This category includes loans which are in arrears for 90 or more consecutive days but which are less than $100,000 and well secured. They are not classified as impaired assets.
(3) Balances contained in sections 1, 2 and 3 consist primarily of commercial loans. Unsecured lines of credit, consumer loans, credit cards and other loans with balances less than $100,000 are treated on a portfolio basis. Past due items relates to the Group's entire lending portfolio, but do not include those items already classified as being impaired.

3.2.3 Impaired Assets (cont...)


Non-Accrual Loans
$ million
50
45
40
35
30
25
20
15
10
5
-
0.15%
0.10%
0.05%
0.00%
38
46
40
38
29
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Net non-accrual loans
Net non-accrual s / net receivables

Past due items were $134 million compared to $129 million at 31 March 2002.

As at	March 2003	Sept 2002	March 2002
Specific provision coverage for non-accruals	**53.97%**	51.28%	45.95%
Gross non-accruals / Net receivables	**0.14%**	0.18%	0.18%
Net non-accruals / Net receivables	**0.06%**	0.09%	0.10%

3.2.4 Provisioning

Half-Year Ended	March 2003 $'m	Sept 2002 $'m	March 2002 $'m
GENERAL PROVISION			
Balance at beginning of period	**152**	139	133
Provision acquired	**-**	-	2
Net provision raised during the period	**12**	13	4
Balance at end of period	**164**	152	139
SPECIFIC PROVISION			
Balance at beginning of period	**71**	65	62
Net provision raised during the period	**36**	40	30
Bad debt write offs	**(40)**	(34)	(27)
Balance at end of period	**67**	71	65
TOTAL PROVISION	**231**	223	204

The Bank's general provision for doubtful debts when combined with the tax effected balance of the unearned income on mortgage insurance premiums of $12 million represents 0.53% of risk-weighted assets. The general provision for doubtful debts is not tax effected as it is not determined by reference to statistical techniques.

3.2.5 Treasury Securities

The Group's dealing in Treasury Securities comprises holdings of 'Trading' and 'Investment' securities. As at 31 March 2003, total Treasury Securities were $5,590 million (31 March 2002: $5,443 million).

Trading securities are those securities intended for regular trade (*ie:* there is no specific intention to hold the securities to maturity). Trading securities are valued on a mark-to-market basis with unrealised gains and losses recorded in the statement of financial performance.

Investment securities are purchased by the Group with the intention of being held to maturity. They are not identified for regular trade and as such are carried at lower of cost or recoverable amount and reviewed at each reporting date to determine whether they are in excess of their recoverable amount. The book value of investment securities at 31 March 2003 was $212 million and the market value was $201 million. These securities were issued by a range of rated counterparties. They continue to be carried at cost, being their recoverable amount.

The following graph outlines the changes in the composition of the Group's holdings of Treasury Securities.


Treasury Securities
7,000
6,000
5,000
4,000
3,000
2,000
$ million
3,423
4,032
5,443
6,169
5,590
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Trading securities
Investment securities

3.2.6 Retail Funding and Other Borrowings

Total retail funding and other borrowings have increased to $48.2 billion at 31 March 2003, an increase of 8.2% over 31 March 2002.

As at	**March 2003 $'m**	Sept 2002 $'m	March 2002 $'m
Retail funding	**31,847**	29,670	27,543
Other deposits	**7,816**	6,681	7,625
Offshore borrowings	**5,529**	7,303	6,578
Domestic borrowings	**2,081**	2,043	1,909
Subordinated debts	**936**	1,002	917
Total	**48,209**	46,699	44,572
Retail funding as a % of Total Retail Funding and Other Borrowings	**66.1%**	63.5%	61.8%


Funding
$ billion
35
30
25
20
15
10
70.0%
65.0%
60.0%
55.0%
24.4
26.2
27.5
29.7
31.8
17.4
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Retail Funding
Other Borrowings
Retail funding as a % of Total Retail Funding and Other Borrowings

3.2.6 Retail Funding and Other Borrowings (cont...)

Retail funding

Retail funding has grown strongly by 15.6% to $31.8 billion since 31 March 2002 and accounts for 66.1% of total funding and other borrowings (31 March 2002: 61.8%). Equity market weakness has led to greater customer demand for low risk bank deposit products.

The improvement also resulted from the delivery of convenient and competitively priced retail funding products which include the directsaver account from the dragondirect channel and the Portfolio Cash Management Account (Portfolio CMA). The balance of directsaver accounts at 31 March 2003 was $4.3 billion up from $2.7 billion at 31 March 2002. The balance of Portfolio CMA at 31 March 2003 was $4.9 billion up from $3.4 billion at 31 March 2002.

The graphs below illustrates the diversification of the Bank's retail funding base.


March 2003: $31.8 bn
Direct Saver 14%
Transaction 34%
Savings 2%
Investment 18%
Fixed term 32%
March 2002: $27.5 bn
Direct Saver 10%
Transaction 40%
Savings 3%
Investment 17%
Fixed term 30%

Other borrowings

Other borrowings decreased to $16.4 billion from $17.0 billon at 31 March 2002.

3.2.7 Shareholders' Equity

Shareholders' equity of $4,200 million represents 7.32% of total assets as at 31 March 2003.


Shareholders' Equity
$ billion
4.25
4.00
3.75
3.50
3.25
3.00
2.75
2.50
2.25
2.00
7.50%
7.30%
7.10%
6.90%
6.70%
6.50%
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Ordinary equity
Unissued equity
Retained profits and other equity
Depositary Capital Securities
PRYMES
Total Equity as a percentage of Total Assets

Shareholders' equity comprises ordinary equity of $3,093 million, preferred resetting yield marketable equity securities of $291 million, depositary capital securities of $334 million, and retained profits and other equity of $482 million.

Below is a table detailing the movements in ordinary equity during the half-year.

	$M	Number of Shares
Balance as at 1 October 2002	3,043	498,097,921
Shares issued under various plans:		
Dividend Reinvestment Plan – 2002 final ordinary dividend	46	2,547,485
Employee Reward Share Plan	-	348,516
Employee Performance Share Plan	-	874,042
Executive Option Plan	4	350,000
Balance as at 31 March 2003	3,093	502,217,964

3.2.8 Sell Back Rights

In February 2001, St.George granted Sell Back Rights to effect an off-market buy-back. The Australian Taxation Office (ATO) issued a Class Ruling stating that shareholders who received Sell Back Rights would be liable to income tax on the market value of these Rights.

Shareholders were informed in November 2002, that St.George would continue to contest the ATO's view on behalf of shareholders, so long as there is a strong prospect of obtaining a satisfactory outcome. At present, St.George continues to proceed with this litigation, which will be heard in the Federal Court.

In accordance with the court procedures, documents were filed by the parties in January and February. A hearing on this matter has been set down for the 25th and 26th September 2003. St.George will continue to advise shareholders of any further development in the litigation.

3.3 Other Financial Analysis

3.3.1 Dividends

Ordinary Shares

The Board has declared an interim dividend of 45 cents per ordinary share.

The dividend will be fully franked at 30% and will be paid on 2 July 2003. Ordinary shares will trade ex-dividend on 12 June 2003.

Registrable transfers received by St.George at its share registry[1] by 5.00 pm Sydney time on 18 June 2003 if paper based, or by end of the day on that date if transmitted electronically via CHESS, will be registered before entitlements to the dividend are determined.

Dividend Reinvestment Plan (DRP)

The DRP will operate for the interim ordinary dividend with no discount. Participation will be from a minimum of 100 ordinary shares without a cap on participation by individual shareholders. For applications under the DRP to be effective, they must be received at the Bank's Share Registry[1] by 5:00pm on 18 June 2003. DRP application forms are available from the Share Registry.


Ordinary Dividends and Earnings per Share
45
40
35
30
25
20
15
10
5
0
Cents per share
31
34
38
42
45
145.0
140.0
135.0
130.0
125.0
120.0
115.0
110.0
105.0
100.0
95.0
Cents per share
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Ordinary dividend (LHS)
Basic earnings per ordinary share (before goodwill and significant items) (RHS)

Preference Shares

The following tables outline the dividend entitlements relating to each class of Preference Share.

Depositary Capital Securities			
Period	Payment date	Amount ($'m)	Franked
1 October 2002 – 31 December 2002	31 December 2002	9	No
1 January 2003 – 31 March 2003	30 June 2003	9	No

The dividend payable on 30 June 2003 is based on the AUD/USD exchange rate at 31 March 2003.

Preferred Resetting Yield Marketable Equity Securities			
Period	Payment date	Amount ($'m)	Franked
1 October 2002 – 20 February 2003	20 February 2003	7	100% franked at 30%
21 February 2003 – 31 March 2003	20 August 2003	2	100% franked at 30%

[1]Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney. Tel: 1800 804 457

3.3.2 Capital Adequacy

The Group has a Tier 1 ratio of 7.7% and a total capital ratio of 10.6% (31 March 2002: 10.8%).

As at	**March 2003 $'m**	Sept 2002 $'m	March 2002 $'m
Qualifying Capital			
Tier 1			
Share capital	**3,399**	3,349	3,271
Reserves	**471**	548	571
Retained profits	**362**	71	70
Less: Expected dividend[1]	**(177)**	-	-
Goodwill and other APRA deductions [2]	**(1,485)**	(1,527)	(1,571)
Total Tier 1 Capital	**2,570**	2,441	2,341
Tier 2			
Asset revaluations	**38**	47	27
Perpetual note	**17**	-	-
Subordinated debt	**781**	907	821
General provision for doubtful debts (not tax effected)	**164**	152	139
Total Tier 2 Capital	**1,000**	1,106	987
Deductions from Capital			
Investments in non-consolidated entities net of goodwill Tier 1 deductions[3]	**27**	27	27
Other	**1**	13	13
Total Deductions from Capital	**28**	40	40
Total Qualifying Capital	**3,542**	3,507	3,288
Risk Weighted Assets	**33,407**	32,495	30,374
Risk Weighted Capital Adequacy Ratio			
Tier 1	**7.7%**	7.5%	7.7%
Tier 2	**3.0%**	3.4%	3.2%
Deductions	**-0.1%**	-0.1%	-0.1%
Total Capital Ratio	**10.6%**	10.8%	10.8%

(1) In accordance with AASB 1044, provision for dividends on ordinary shares can only be recognised when declared. However, for capital adequacy purposes, expected dividends on ordinary shares are required to be deducted from capital.
(2) Investments (pre-acquisition retained earnings) in funds management and administration companies and the investment in mortgage insurance company (St.George Insurance Pte. Ltd.) are deducted from Tier 1 Capital.
(3) Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life insurance companies are deducted from the total of Tier 1 and Tier 2 capital.

The Adjusted Common Equity Ratio was 5.5% at 31 March 2003 up from 5.1% at 31 March 2002.

As at	**March 2003 $'m**	Sept 2002 $'m	March 2002 $'m
Adjusted Common Equity Ratio			
Tier 1 Capital	**2,570**	2,441	2,341
Less: PRYMES	**291**	291	291
Depositary Capital Securities	**414**	460	470
Investment in non-consolidated entities net of goodwill Tier 1 deduction	**27**	27	27
Adjusted Common Equity	**1,838**	1,663	1,553
Risk Weighted Assets	**33,407**	32,495	30,374
Adjusted Common Equity Ratio	**5.5%**	5.1%	5.1%

3.3.3 Average Balances and Related Interest

Average Balances and Related Interest For the Half-Year Ended 31 March 2003	**Average Balance $m**	**Interest $m**	**Average Rate (1)**
INTEREST EARNING ASSETS			
Cash and liquid assets	521	12	4.61%
Due from other financial institutions	139	2	2.88%
Investment / trading securities	5,623	138	4.91%
Loans and other receivables	44,466	1,515	6.81%
Total interest earning assets	50,749	1,667	6.57%
NON-INTEREST EARNING ASSETS			
Bills receivable	24		
Property, plant and equipment	526		
Other assets	5,319		
Provision for doubtful debts	(229)		
Total non-interest earning assets	5,640		
TOTAL ASSETS	56,389		
INTEREST BEARING LIABILITIES			
Retail funding	30,807	500	3.25%
Other deposits	8,067	204	5.06%
Due to other financial institutions	319	5	3.13%
Domestic borrowings	2,268	63	5.56%
Offshore borowings	7,055	184	5.22%
Total interest bearing liabilities	48,516	956	3.94%
NON-INTEREST BEARING LIABILITIES			
Bills payable	155		
Other non-interest bearing liabilities	3,617		
Total non-interest bearing liabilities	3,772		
TOTAL LIABILITIES	52,288		
SHAREHOLDERS' EQUITY (2)	4,101		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	56,389		
Interest Spread (3)			2.63%
Interest Margin (4)			2.80%

(1) Annualised.
(2) Basic weighted average number of ordinary shares outstanding for the half-year were 500.8 million.
(3) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(4) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.3 Average Balances and Related Interest (cont...)

Average Balances and Related Interest For the Half-Year Ended 30 September 2002	Average Balance $m	Interest $m	Average Rate (1)
INTEREST EARNING ASSETS			
Cash and liquid assets	617	14	4.54%
Due from other financial institutions	175	3	3.43%
Investment / trading securities	5,366	122	4.55%
Loans and other receivables	42,344	1,432	6.76%
Total interest earning assets	48,502	1,571	6.48%
NON-INTEREST EARNING ASSETS			
Bills receivable	3		
Property, plant and equipment	532		
Other assets	5,197		
Provision for doubtful debts	(207)		
Total non-interest earning assets	5,525		
TOTAL ASSETS	54,027		
INTEREST BEARING LIABILITIES			
Retail funding	28,642	448	3.13%
Other deposits	7,733	193	4.99%
Due to other financial institutions	421	5	2.38%
Domestic borrowings	2,296	63	5.49%
Offshore borowings	7,770	177	4.56%
Total interest bearing liabilities	46,862	886	3.78%
NON-INTEREST BEARING LIABILITIES			
Bills payable	181		
Other non-interest bearing liabilities	3,175		
Total non-interest bearing liabilities	3,356		
TOTAL LIABILITIES	50,218		
SHAREHOLDERS' EQUITY (2)	3,809		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	54,027		
Interest Spread (3)			2.70%
Interest Margin (4)			2.82%

(1) Annualised.
(2) Basic weighted average number of ordinary shares outstanding for the half-year were 495.9 million.
(3) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(4) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.3 Average Balances and Related Interest (cont...)

Average Balances and Related Interest For the Half-Year Ended 31 March 2002	**Average Balance $m**	**Interest $m**	**Average Rate (1)**
INTEREST EARNING ASSETS			
Cash and liquid assets	696	15	4.31%
Due from other financial institutions	213	3	2.82%
Investment / trading securities	4,685	106	4.53%
Loans and other receivables	41,161	1,369	6.65%
Total interest earning assets	46,755	1,493	6.39%
NON-INTEREST EARNING ASSETS			
Bills receivable	9		
Property, plant and equipment	534		
Other assets	5,508		
Provision for doubtful debts	(199)		
Total non-interest earning assets	5,852		
TOTAL ASSETS	52,607		
INTEREST BEARING LIABILITIES			
Retail funding	27,025	412	3.05%
Other deposits	7,679	177	4.61%
Due to other financial institutions	363	4	2.20%
Domestic borrowings	2,483	67	5.40%
Offshore borowings	8,429	185	4.39%
Total interest bearing liabilities	45,979	845	3.68%
NON-INTEREST BEARING LIABILITIES			
Bills payable	160		
Other non-interest bearing liabilities	2,730		
Total non-interest bearing liabilities	2,890		
TOTAL LIABILITIES	48,869		
SHAREHOLDERS' EQUITY (2)	3,738		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	52,607		
Interest Spread (3)			2.71%
Interest Margin (4)			2.77%

(1) Annualised.
(2) Basic weighted average number of ordinary shares outstanding for the half-year were 489.8 million.
(3) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(4) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.4 Volume and Rate Analysis

The table below allocates changes in interest income and interest expense between changes in volume and rate for the half-years ended 31 March 2003 and 30 September 2002. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

	March 2003 over September 2002 ----------Change Due To----------			September 2002 over March 2002 ----------Change Due To----------		
	Volume $m	Rate $m	Total $m	Volume $m	Rate $m	Total $m
INTEREST EARNING ASSETS :						
Cash and liquid assets	(2)	-	(2)	(2)	1	(1)
Due from other financial institutions	(1)	-	(1)	(1)	1	-
Investment / trading securities	6	10	16	15	1	16
Loans and other receivables	72	11	83	40	23	63
CHANGE IN INTEREST INCOME	75	21	96	52	26	78
INTEREST BEARING LIABILITIES :						
Retail funding	35	17	52	25	11	36
Other deposits	8	3	11	1	15	16
Due to other financial institutions	(2)	2	-	1	-	1
Domestic borrowings	(1)	1	-	(5)	1	(4)
Offshore borrowings	(19)	26	7	(15)	7	(8)
CHANGE IN INTEREST EXPENSE	21	49	70	7	34	41
CHANGE IN NET INTEREST INCOME	54	(28)	26	45	(8)	37

3.3.5 Derivatives

The major categories of risk managed by the Group are credit risk, market risk, liquidity risk and operational risk. The Group uses derivatives as a cost effective way of managing market risk. Derivatives incur extremely low transaction costs in comparison to the face value of the contract. Prudent management of market risk involves the use of derivatives to transfer all or part of the risk to counterparties who are willing to accept it. Derivatives therefore provide protection to income streams from volatile interest and foreign exchange rates in the financial markets.

The following table provides an overview of the Group's exchange rate and interest rate derivatives. It includes all trading and non-trading contracts.

As at	**31 March 2003**		30 September 2002		31 March 2002	
	Notional Amount $m	**Credit Equivalent* $m**	Notional Amount $m	Credit Equivalent* $m	Notional Amount $m	Credit Equivalent* $m
Foreign Exchange						
Spot, Forwards	**13,605**	**275**	15,063	328	13,576	302
Swaps	**5,475**	**278**	5,336	643	4,864	787
Options	**1,458**	**-**	571	16	956	11
Total	**20,538**	**553**	20,970	987	19,396	1,100
Interest Rate						
Futures	**33,746**	**-**	29,179	-	17,117	-
Forward Rate Agreements	**20,835**	**1**	20,180	5	11,321	9
Swaps	**61,310**	**367**	62,457	445	67,687	391
Options	**38**	**-**	16	-	66	-
Total	**115,929**	**368**	111,832	450	96,191	400
Grand Total	**136,467**	**921**	132,802	1,437	115,587	1,500

* Credit Equivalent - represents a measure of the potential loss to the Group as a result of non-performance by counterparties.

The Group's major use of derivatives is as a hedge for balance sheet assets, the primary exposure to derivative transactions is with counterparties that are rated investment grade quality.

3.3.5 Derivatives (cont…)

The St.George risk rating system has six levels of classification based upon Standard and Poor's International Rating system. The levels are:

Level	International Rating
1	AAA
2	AA or better
3	A or better
4	BBB or better
5	BBB-
6	BB+

The graph below shows the percentage counterparty risk exposure on derivatives on a notional contract basis totalling $136.5 billion as at 31 March 2003 (31 March 2002: $115.6 billion).


Counterparty Credit Risk
60%
50%
40%
30%
20%
10%
0%
28.04%
22.53%
48.60%
0.19%
0.05%
0.59%
1
2
3
4
5
6
Level

3.3.6 Share and Option Plans

Three employee share plans and one executive option plan were approved by shareholders at the Annual General Meeting of the Bank held on 3 February 1998. A Non-Executive Directors' Share Purchase Plan was approved by shareholders at the Annual General Meeting held on 17 December 1999.

Employee Reward Share Plan

The Employee Reward Share Plan provides eligible employees with up to $1,000 value in ordinary shares per annum at no cost. Allocations under the Plan are subject to the achievement of predetermined performance targets as set by the Board and communicated to staff.

Details of issues under this plan are as follows:

Allocation Date	Number of Shares Allocated	Issue Price ($)	Participating Employees	Shares/Employee
22-Nov-2002	348,516	18.30	6,454	54

Employee Share Purchase Plan

All permanent salary packaged employees with continuous service of at least one year as at any relevant share acquisition date, are eligible to participate in the Employee Share Purchase Plan.

Details of shares acquired under this plan are as follows:

Allocation Date	Number of Shares Acquired	Average Purchase Price ($)	Participating Employees
22-Nov-2002	36,108	18.11	134
24-Dec-2002	104,511	17.80	142

Shares are acquired on market. In consideration for the shares allocated, employees forego remuneration equivalent to the market value of the shares on the date of issue, less brokerage and at a discount equivalent to that available under the Bank's Dividend Reinvestment Plan, when operational.

3.3.6 Share and Option Plans (cont…)

Employee Performance Share Plan (Performance Share Plan)

In accordance with the Rules of the Performance Share Plan and as approved by shareholders, share allocations can occur by allotment or by purchase on market. The Board will assess the most appropriate basis of allocation at the time each award is exercised.

The market price of the Bank's shares at 31 March 2003 was $19.21 (31 March 2002: $18.28). The outstanding awards have a market value of $23.0 million as at 31 March 2003.

Awards outstanding as at 1 October 2002 have been amended for awards reinstated during the half-year. Details of awards, comprising rights over unissued ordinary shares, granted under the Performance Share Plan are as follows:

			Movement during the period				
Date Awards Granted	Vesting Date	Awards Outstanding 1 Oct 2002	Number of Awards Granted	Number of Awards Forfeited	Number of Shares Allotted	Awards Outstanding 31 Mar 2003	Senior Executives in Plan
31-Aug-98	23-Feb-01	9,000			9,000	-	
02-Jun-99	08-Dec-02	3,000				3,000 }	1
02-Jun-99	08-Jun-03	3,000				3,000 }	
20-Dec-99	20-Dec-02	3,000			3,000	- }	
01-Nov-00	15-Nov-02	545,000			537,934	7,066	3
01-Nov-00	15-Nov-03	308,494		7,277	83,324	217,893	76
06-Nov-00	06-Nov-02	1,800			1,800	- }	1
06-Nov-00	06-Nov-03	1,800				1,800 }	
29-Jan-01	15-Nov-02	4,000			4,000	- }	1
29-Jan-01	15-Nov-03	2,000				2,000 }	
05-Feb-01	15-Nov-02	22,711			17,333	5,378 }	4
05-Feb-01	15-Nov-03	9,447			405	9,042 }	
05-Mar-01	15-Nov-02	3,000			3,000	- }	1
05-Mar-01	15-Nov-03	1,500				1,500 }	
14-Mar-01	15-Nov-02	1,047			1,047	- }	1
14-Mar-01	15-Nov-03	897				897 }	
19-Mar-01	15-Nov-02	2,571			2,571	- }	1
19-Mar-01	15-Nov-03	1,929				1,929 }	
12-Apr-01	15-Nov-02	4,706			4,706	- }	1
12-Apr-01	15-Nov-03	4,033				4,033 }	
01-Jul-01	15-Nov-02	750			750	- }	1
01-Jul-01	15-Nov-03	1,500				1,500 }	
01-Oct-01	15-Nov-03	284,627		2,431	63,635	218,561	102
01-Oct-01	15-Nov-04	236,045		23,571		212,474	107
01-Oct-01	15-Nov-04	236,045		32,818		203,227	96
02-Jan-02	15-Nov-03	2,278				2,278 }	
02-Jan-02	15-Nov-04	2,278				2,278 }	1
02-Jan-02	15-Nov-04	2,278				2,278 }	
24-Jan-02	15-Nov-02	12,482			12,482	- }	1
24-Jan-02	15-Nov-03	12,482				12,482 }	
24-Jan-02	15-Nov-03	1,344				1,344 }	
24-Jan-02	15-Nov-04	1,344				1,344 }	1
24-Jan-02	15-Nov-04	1,344				1,344 }	
31-Jan-02	15-Nov-02	24,409			24,409	- }	1
31-Jan-02	15-Nov-03	24,409				24,409 }	
31-Jan-02	15-Nov-03	3,872				3,872 }	
31-Jan-02	15-Nov-04	3,872				3,872 }	1
31-Jan-02	15-Nov-04	3,872				3,872 }	
01-Feb-02	15-Nov-03	911				911 }	
01-Feb-02	15-Nov-04	911				911 }	1
01-Feb-02	15-Nov-04	911				911 }	

3.3.6 Share and Option Plans (cont…)

			Movement during the period				
Date Awards Granted	Vesting Date	Awards Outstanding 1 Oct 2002	Number of Awards Granted	Number of Awards Forfeited	Number of Shares Allotted	Awards Outstanding 31 Mar 2003	Senior Executives in Plan
25-Feb-02	25-Feb-03	2,797				2,797	
25-Feb-02	25-Feb-04	2,797				2,797	1
25-Feb-02	25-Feb-05	2,797				2,797	
25-Feb-02	15-Nov-03	3,729				3,729	
25-Feb-02	15-Nov-04	3,729				3,729	1
25-Feb-02	15-Nov-04	3,729				3,729	
03-Apr-02	15-Nov-02	12,710			12,710	-	1
03-Apr-02	15-Nov-03	12,710				12,710	
03-Apr-02	25-Feb-03	911				911	
03-Apr-02	25-Feb-04	911				911	1
03-Apr-02	25-Feb-05	911				911	
04-Apr-02	24-Jun-02	3,676			3,676	-	
04-Apr-02	24-Jun-03	3,676				3,676	1
04-Apr-02	24-Jun-04	3,676				3,676	
04-Apr-02	15-Nov-03	1,488				1,488	
04-Apr-02	15-Nov-04	1,488				1,488	1
04-Apr-02	15-Nov-04	1,488				1,488	
08-Apr-02	15-Nov-02	13,144			13,144	-	1
08-Apr-02	15-Nov-03	13,144				13,144	
08-Apr-02	15-Nov-03	1,298				1,298	
08-Apr-02	15-Nov-04	1,298				1,298	1
08-Apr-02	15-Nov-04	1,298				1,298	
01-May-02	15-Nov-02	10,949			10,949	-	1
01-May-02	15-Nov-03	10,949				10,949	
01-May-02	15-Nov-03	729				729	
01-May-02	15-Nov-04	729				729	1
01-May-02	15-Nov-04	729				729	
15-May-02	15-Nov-02	7,119			7,119	-	1
15-May-02	15-Nov-03	7,119				7,119	
15-May-02	15-Nov-03	911				911	
15-May-02	15-Nov-04	911				911	1
15-May-02	15-Nov-04	911				911	
16-May-02	15-Nov-02	9,477			9,477	-	1
16-May-02	15-Nov-03	9,477				9,477	
16-May-02	15-Nov-03	1,162				1,162	
16-May-02	15-Nov-04	1,162				1,162	1
16-May-02	15-Nov-04	1,162				1,162	
02-Jun-02	22-Jul-02	20,000			20,000	-	
02-Jun-02	22-Jul-03	20,000				20,000	1
02-Jun-02	22-Jul-04	20,000				20,000	
02-Jun-02	22-Jul-05	20,000				20,000	
02-Jun-02	15-Nov-03	1,155				1,155	
02-Jun-02	15-Nov-04	1,155				1,155	1
02-Jun-02	15-Nov-04	1,155				1,155	
27-Jun-02	15-Nov-03	454				454	
27-Jun-02	15-Nov-04	454				454	1
27-Jun-02	15-Nov-04	454				454	
01-Jul-02	01-Jul-02	2,571			2,571	-	
01-Jul-02	01-Jul-03	2,571				2,571	1
01-Jul-02	01-Jul-04	2,571				2,571	
01-Jul-02	15-Nov-03	864				864	
01-Jul-02	15-Nov-04	864				864	1
01-Jul-02	15-Nov-04	864				864	
01-Oct-02	15-Nov-04	-	21,433			21,433	
01-Oct-02	15-Nov-04	-	21,433			21,433	8
01-Oct-02	15-Nov-05	-	21,433			21,433	
12-Dec-02	12-Dec-02	-	25,000		25,000	-	
24-Feb-03	24-Feb-03	-	3,147			3,147	1
TOTAL		2,042,932	92,446	66,097	874,042	1,195,239	

3.3.6 Share and Option Plans (cont...)

Executive Option Plan (Option Plan)

Executive officers are eligible to participate in the Option Plan. Exercise is conditional upon the Group achieving a prescribed performance hurdle. Separate performance hurdles have been established in relation to the exercise of the Managing Director's options. The options do not grant rights to the option holders to participate in a share issue of any other body corporate. Non-executive directors are ineligible to participate in the Option Plan.

Details of options granted under the Option Plan are as follows:

				Movement during the period				
Date Options Granted	Exercise Period [1]	Exercise Price [2] ($)	Options Outstanding 1 Oct 2002	Number of Options Granted	Number of Options Forfeited	Number of Options Exercised	Options Outstanding 31 Mar 2003	Senior Executives in Plan [3]
30-Nov-98	15-Nov-02 to 30-Nov-03	10.30	75,000			75,000	-	
30-Nov-98	15-Nov-03 to 30-Nov-03	10.30	75,000			75,000	-	
30-Nov-98	30-Nov-01 to 30-Nov-03	10.30	120,000			120,000	-	
02-Jun-99	08-Dec-02 to 02-Jun-04	10.73	30,000				30,000 }	1
02-Jun-99	08-Jun-03 to 02-Jun-04	10.73	30,000				30,000 }	
03-Nov-99	08-Nov-02 to 08-May-03	10.34	45,000				45,000	
20-Dec-99	20-Dec-02 to 20-Dec-04	10.86	80,000			80,000	-	
17-Mar-00	17-Mar-03 to 17-Mar-05	11.39	30,000				30,000	1
01-Nov-00	15-Nov-03 to 01-Nov-05	11.14	66,667		66,667		-	
01-Oct-01	15-Nov-03 to 01-Oct-06	14.64	66,667		66,667		-	
01-Oct-01	15-Nov-04 to 01-Oct-06	14.64	133,334		133,334		-	
12-Dec-01	12-Jun-04 to 12-Dec-06	16.91	250,000				250,000 }	
12-Dec-01	12-Jun-05 to 12-Dec-06	16.91	250,000				250,000 }	1
12-Dec-01	12-Jun-06 to 12-Dec-06	16.91	500,000				500,000 }	
01-Oct-02	15-Nov-04 to 01-Oct-07	18.16	-	148,429			148,429 }	
01-Oct-02	15-Nov-04 to 01-Oct-07	18.16	-	148,429			148,429 }	8
01-Oct-02	15-Nov-05 to 01-Oct-07	18.16	-	148,429			148,429 }	
		TOTAL	1,751,668	445,287	266,668	350,000	1,580,287	

1. The options may be exercisable at an earlier date as prescribed by the rules of the Option Plan.
2. A premium is added to the exercise price of the options that represents the time value of money component of the value of the options (calculated as the difference between the actual dividend and bond yields for the period from the Grant Date of the options to the earliest exercise date). The exercise price represents the market value of the Bank's ordinary shares at the Grant Date of the options. This market value represents the weighted average trading price during the five trading days prior to the Grant Date, calculated in accordance with the rules of the Option Plan.
3. Participating executives are required to hold a minimum of 5,000 ordinary shares in the Bank in order to participate in the Option Plan.

Non-Executive Directors' Share Purchase Plan (Directors' Plan)

All non-executive directors are eligible to participate in the Directors' Plan. Ordinary shares are acquired on market. In consideration for the shares acquired on their behalf, non-executive directors forego directors' fees equivalent to the purchase price of the shares less brokerage and a discount equivalent to that available under the Bank's Dividend Reinvestment Plan when operational.

Details of shares allocated under the Directors' Plan are as follows:

Allocation Date	Shares Acquired	Average Purchase Price ($)	Participating Non-Executive Directors
22-Nov-2002	10,212	18.11	6

4 Further Information

4.1 Branches

As at	**March 2003**	Sept 2002	March 2002
New South Wales	**225**	225	222
Australian Capital Territory	**14**	14	14
Queensland	**23**	22	22
Victoria	**30**	30	30
South Australia	**111**	109	111
Western Australia	**2**	2	2
Northern Territory	**4**	4	4
Total	**409**	406	405
Assets per branch - $m	**140**	135	130
Net Profit (1) per branch (annualised)			
- after income tax, OEI and before goodwill and significant items - $'000	**1,853**	1,690	1,630
- after income tax, OEI, goodwill and before significant items - $'000	**1,589**	1,424	1,353

(1) Before Preference Dividends.

4.2 Staffing (full time equivalents)

As at	**March 2003**	Sept 2002	March 2002
New South Wales	**4,372**	4,573	4,588
Australian Capital Territory	**143**	151	148
Queensland	**228**	225	228
Victoria	**262**	253	266
South Australia	**1,174**	1,199	1,216
Western Australia	**90**	86	82
Northern Territory	**31**	30	32
New Zealand	**12**	-	-
	6,312	6,517	6,560
SEALCORP	**591**	589	594
Scottish Pacific	**144**	143	141
WEL Ltd (formerly WealthPoint Ltd)(1)	**-**	93	168
Total Permanent and Casual Staff	**7,047**	7,342	7,463
Assets per staff - $m	**8.1**	7.5	7.0
Staff per $m assets - No.	**0.12**	0.13	0.14
Net Profit (2) per average staff (annualised)			
- after income tax, OEI and before goodwill and significant items - $'000	**106.5**	92.3	90.5
- after income tax, OEI, goodwill and before significant items - $'000	**91.3**	77.8	75.1
Total Group Workforce(3)	**7,579**	7,896	8,164

(1) Remaining WEL Limited staff have been transferred to SEALCORP.
(2) Before Preference Dividends.
(3) The total Group workforce comprises permanent, casual and temporary staff and contractors.

4.3 Dates and Credit Ratings

Financial Calendar

Date	Event
6 May 2003	Announcement of financial results and interim ordinary share dividend
26 May 2003	Melbourne Shareholder Information Meeting
12 June 2003	Ex-dividend trading for interim ordinary share dividend
18 June 2003	Record date for interim ordinary share dividend
2 July 2003	Payment of interim ordinary share dividend

Proposed Dates

Date	Event
31 July 2003	Ex-dividend trading for PRYMES
6 August 2003	Record date for PRYMES
20 August 2003	Payment date for PRYMES
5 November 2003	Announcement of financial results and final ordinary share dividend
1 December 2003	Ex-dividend trading for final ordinary share dividend
5 December 2003	Record date for final ordinary share dividend
19 December 2003	Payment of final ordinary share dividend
19 December 2003	Annual General Meeting

Credit Ratings

	Short term	Long term
Standard & Poor's	A-1	A
Moody's Investors Service	P-1	A2
Fitch Ratings	F1	A+

Further Information

Media:

Jeremy Griffith
Public and Corporate Affairs
Phone: (02) 9236-1328
Mobile: 0411-259-432
Fax: (02) 9236-3740

Analysts:

Sean O'Sullivan
Investor Relations Manager
Phone: (02) 9236-3618
Email: osullivans@stgeorge.com.au

Rules 4.1, 4.3

Appendix 4B

(Attached Consolidated Financial Report)

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year ended ('current period')
92 055 513 070	√		31 MARCH 2003

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'm
Revenues from ordinary activities *(item 1.1)*	up	11.1%	to	2,115
Profit from ordinary activities after tax attributable to members (*item 1.22*)	up	73.8%	to	325
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d))*	gain (loss) of	-		-
Net profit for the period attributable to members *(item 1.11)*	Up	73.8%	to	325

Dividends (distributions)	Amount per security	Franked amount per security
Interim dividend *(Half yearly report only - item 15.6)*	45¢	45¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	38¢	38¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	ORDINARY 18 June 2003 PRYMES 6 August 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'm	Previous corresponding period - $A'm
1.1	Revenues from ordinary activities *(see items 1.23 - 1.25)*	2,115	1,904
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	672	742
1.3	Borrowing costs	956	845
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	(3)	(1)
1.5	**Profit (loss) from ordinary activities before tax**	**484**	**316**
1.6	Income tax on ordinary activities *(see note 4)*	159	128
1.7	**Profit (loss) from ordinary activities after tax**	**325**	**188**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**325**	**188**
1.10	Net profit (loss) attributable to outside +equity interests	-	(1)
1.11	**Net profit (loss) for the period attributable to members**	**325**	**187**
Non-owner transaction changes in equity			
1.12	Net increase in claims equalisation reserve	4	1
1.13	Net exchange differences recognised in equity	1	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity – specifically borrowers and depositors redemption reserve.	1	-
1.15	Initial adjustments from UIG transitional provisions	208	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	214	1
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**539**	**188**

Earnings per security (EPS)		Current period	Previous corresponding Period
1.18	Basic EPS:		
	- Ordinary	59.5¢	32.0¢
	- PRYMES	$3.18	$3.18
1.19	Diluted EPS		
	- Ordinary	59.5¢	32.8¢
	- PRYMES	$3.18	$3.18

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'm	Previous corresponding period - $A'm
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	325	188
1.21	Less (plus) outside +equity interests	-	1
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**325**	**187**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'm	Previous corresponding period - $A'm
1.23	Revenue from sales or services	See Consolidated Statement of Financial Performance, Note 3 and Note 5 of attached Consolidated Financial Report	
1.24	Interest revenue		
1.25	Other relevant revenue		
1.26	Details of relevant expenses		
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*		
	Capitalised outlays		
1.28	Interest costs capitalised in asset values		
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)		

+ See chapter 19 for defined terms.

Consolidated retained profits

		Current period - $A'm	Previous corresponding period - $A'm
1.30	Retained profits (accumulated losses) at the beginning of the financial period	71	102
1.31	Net profit (loss) attributable to members (*item 1.11*)	325	187
1.32	Net transfers from (to) reserves *(details if material)*	(6)	(1)
1.33	Net effect of changes in accounting policies	208	-
1.34	Dividends and other equity distributions paid or payable	236	218
1.35	**Retained profits (accumulated losses) at end of financial period**	**362**	**70**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'm (a)	Related tax $A'm (b)	Related outside +equity interests $A'm (c)	Amount (after tax) attributable to members $A'm (d)
2.1	Amortisation of goodwill	54	-	-	54
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	**54**	-	-	**54**
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

+ See chapter 19 for defined terms.

Comparison of half year profits

(Preliminary final report only)

	Current year - $A'm	Previous year - $A'm
3.1 Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	N/A	N/A
3.2 Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position

		At end of current period $A'm	As shown in last annual report $A'm	As in last half yearly report $A'm
	Current assets			
4.1	Cash			
4.2	Receivables			
4.3	Investments			
4.4	*Inventories*			
4.5	Tax assets			
4.6	Other (provide details if material)			
4.7	**Total current assets**			
	Non-current assets			
4.8	Receivables			
4.9	Investments (equity accounted)			
4.10	Other investments			
4.11	Inventories			
4.12	Exploration and evaluation expenditure capitalised			
4.13	Development properties (+mining entities)			
4.14	Other property, plant and equipment (net)			
4.15	Intangibles (net)	See Page 5 of attached Consolidated Financial Report		
4.16	Tax assets			
4.17	Other (provide details if material)			
4.18	**Total non-current assets**			
4.19	**Total assets**			
	Current liabilities			
4.20	Payables			
4.21	Interest bearing liabilities			
4.22	Tax liabilities			
4.23	Provisions exc. tax liabilities			
4.24	Other (provide details if material)			
4.25	**Total current liabilities**			
	Non-current liabilities			
4.26	Payables			
4.27	Interest bearing liabilities			
4.28	Tax liabilities			
4.29	Provisions exc. tax liabilities			
4.30	Other (provide details if material)			
4.31	**Total non-current liabilities**			
4.32	**Total liabilities**			
4.33	**Net assets**			
	Equity			
4.34	Capital/contributed equity			
4.35	Reserves			
4.36	Retained profits (accumulated losses)			
4.37	**Equity attributable to members of the parent entity**			
4.38	Outside +equity interests in controlled entities			
4.39	**Total equity**			
4.40	Preference capital included as part of 4.37 - PRYMES	291	291	291

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'm	Previous corresponding period - $A'm
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'm	Previous corresponding period - $A'm
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation	N/A	N/A
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*		

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period $A'm	Previous corresponding period - $Am
	Cash flows related to operating activities	Refer Page 6 of attached Consolidated Financial Report	
7.1	Receipts from customers		
7.2	Payments to suppliers and employees		
7.3	Dividends received from associates		
7.4	Other dividends received		
7.5	Interest and other items of similar nature received		
7.6	Interest and other costs of finance paid		
7.7	Income taxes paid		
7.8	Other (provide details if material)		
7.9	**Net operating cash flows**		
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment		
7.11	Proceeds from sale of property, plant and equipment		
7.12	Payment for purchases of equity investments		
7.13	Proceeds from sale of equity investments		
7.14	Loans to other entities		
7.15	Loans repaid by other entities		
7.16	Other (provide details if material)		
7.17	**Net investing cash flows**		
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)		
7.19	Proceeds from borrowings		
7.20	Repayment of borrowings		
7.21	Dividends paid		
7.22	Other (provide details if material)		
7.23	**Net financing cash flows**		
7.24	**Net increase (decrease) in cash held**		
7.25	Cash at beginning of period *(see Reconciliation of cash)*		
7.26	Exchange rate adjustments to item 7.25.		
7.27	**Cash at end of period** *(see Reconciliation of cash)*		

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

NO CURRENT HALF-YEAR ACTIVITIES

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'm	Previous corresponding period - $A'm
8.1	Cash on hand and at bank	Refer Note 16(b) of attached Consolidated Financial Report	
8.2	Deposits at call		
8.3	Bank overdraft		
8.4	Other (provide details)		
8.5	**Total cash at end of period** *(item 7.27)*		

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	22.9%	16.6%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	8.5%	5.5%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

Refer Items 1.18 & 1.19	31 March 2003	31 March 2002
Components of basic earnings per share calculations:		
Weighted average number of basic ordinary shares	500,750,544	489,800,570
Weighted number of basic PRYMES	3,000,000	3,000,000
Earnings used in calculating basic earnings per ordinary share	$298 M	$157 M
Earnings used in calculating basic earnings per PRYMES	$9.5 M	$9.5 M
Components of diluted EPS calculations:		
Weighted average number of diluted ordinary shares	516,971,254	507,338,819
Earnings used in calculating diluted earnings per ordinary share	$308 M	$167 M

NTA backing *(see note 7)*		Current period	Previous corresponding Period
11.1	Net tangible asset backing per +ordinary security	$4.45	$3.40

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

There were no significant discontinuing operations during the year.

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	Control was not gained over entities during the period
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	N/A
13.3	Date from which such profit has been calculated	N/A
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Disposal of controlled entities, not material. Refer Note 16(d) of Attached Consolidated Financial Report.
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	ORDINARY 2 July 2003 PRYMES 20 August 2003
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	ORDINARY 18 June 2003 PRYMES 6 August 2003
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	N/A	N/A	N/A
15.5	Previous year	N/A	N/A	N/A
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	45¢	45¢ at 30%	N/A
15.7	Previous year	38¢	38¢ at 30%	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A	N/A
15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'm	Previous corresponding period - $A'm
15.10	+Ordinary securities *(each class separately)*	226	188
15.11	Preference +securities - PRYMES	9	10
15.12	Other equity instruments - Series A non-cumulative capital securities	18	20
15.13	**Total**	**253**	**218**

The +dividend or distribution plans shown below are in operation.

[REFER GROUP FINANCIAL RESULTS AND DIVIDEND ANNOUNCEMENT]

The last date(s) for receipt of election notices for the +dividend or distribution plans

ORDINARY 18 June 2003

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

[REFER GROUP FINANCIAL RESULTS AND DIVIDEND ANNOUNCEMENT]

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'm	Previous corresponding period $A'm
16.1 Profit (loss) from ordinary activities before tax	(3)	(1)
16.2 Income tax on ordinary activities	-	-
16.3 Profit (loss) from ordinary activities after tax	**(3)**	**(1)**
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	**(3)**	**(1)**
16.6 Adjustments	-	-
16.7 Share of net profit (loss) of associates and joint venture entities	**(3)**	**(1)**

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'm	Previous corresponding period - $A'm
St.George Development Capital No.2 Pty Limited	28.7%	28.7%	(2)	-
Cycle and Carriage Finance Limited	45%	45%	(1)	-
Others	Not Material	Not Material	-	(1)
17.2 Total			**(3)**	**(1)**
17.3 Other material interests	-	-	-	-
17.4 Total	-	-	**(3)**	**(1)**

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities**				
	Series A non-cumulative capital securities	10,000,000	NIL	USD 25.00	USD 25.00
	Borrowers' shares	7,148	NIL	$1.00	NIL
	Depositors' shares	306,087	NIL	$1.00	NIL
	PRYMES	3,000,000	3,000,000	$100.00	$100.00
18.2	Changes during current period				
	(a) Increases through issue of:				
	- Perpetual note	-	-	-	-
	(b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
18.3	**+Ordinary securities**	502,217,964	502,217,964	$1.00	$1.00
18.4	Changes during current period				
	(a) Increases through issues				
	- Dividend reinvestment plan	2,547,485	2,547,485	$18.18	$18.18
	- Employee reward share plan	348,516	348,516	Nil	Nil
	- Employee performance share plan	874,042	874,042	Nil	Nil
	- Executive option plan	350,000	350,000	Various #	Various #
	(b) Decreases through returns of capital, buybacks	-	-	-	-
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	N/A		
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*	**[REFER GROUP FINANCIAL RESULTS AND DIVIDEND ANNOUNCEMENT]**			
18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				

+ See chapter 19 for defined terms.

		Total number	Number quoted
18.11	**Debentures** *(description)*		
18.12	Changes during current period (a) Increases through issues	-	-
	(b) Decreases through securities matured, converted	-	-
18.13	**Unsecured notes**		
	Perpetual Note	1 (NZD $19m)	1 (NZD $19m)
	Fixed Rate Notes due 30 September 2003 – 8.5%	174,965 (AUD $17m)	174,965 (AUD $17m)
	Fixed Rate Notes due 30 September 2003 – 8.25%	217,134 (AUD $22m)	217,134 (AUD $22m)
18.14	Changes during current period		
	(a) Increases through issues	1 (NZD $19m)	1 (NZD $19m)
	(b) Decreases through securities matured, converted	-	-

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.*

+ See chapter 19 for defined terms.

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

No seasonal or irregular factors affecting operations.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Refer Note 19 of Attached Consolidated Financial Report

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

It is anticipated that the balance of the consolidated franking account will be $142 million after adjusting for:

(i) franking credits that will arise from the payment of income tax as at the end of the half-year;
(ii) franking debits that will arise from the payment of dividends declared or provided; and
(iii) franking credits that the consolidated entity may be prevented from distributing in the subsequent financial period.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Refer Note 2 of Attached Consolidated Financial Report

+ See chapter 19 for defined terms.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

No material effect in this half-year

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last +annual report.

Refer Attached Consolidated Financial Report

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	
Time	
Approximate date the +annual report will be available	

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	None

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	√	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 Independent review report by external auditors, refer Consolidated Financial Report

6 The entity has a formally constituted audit committee.

Sign here:  Date: 6 May 2003
(Company Secretary)

Print name: Michael Bowan

+ See chapter 19 for defined terms.

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 — The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*

   Item 1.6 — This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position*. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the

+ See chapter 19 for defined terms.

management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

+ See chapter 19 for defined terms.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018.* There is an equivalent requirement in *AASB 1029: Interim Financial Reporting.* For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.



St.George Bank Limited
ACN 055 513 070

CONSOLIDATED FINANCIAL REPORT

for the half-year ended
31 MARCH 2003

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
FINANCIAL REPORT
FOR THE HALF-YEAR ENDED 31 MARCH 2003

Table of Contents — **Page Number**

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
DIRECTORS' REPORT
FOR THE HALF-YEAR ENDED 31 MARCH 2003

The directors of St.George Bank Limited (the Bank) submit their report on the consolidated financial report for the half-year ended 31 March 2003 and the auditors' review report thereon.

Directors

The names of the directors of the Bank holding office at any time from the beginning of the half-year to the date of this report are:

Name	Period of directorship
F J Conroy	Director since 28 August 1995
Chairman	Chairman since September 1996
J J Mallick	Director since 30 August 1993
Deputy Chairman	
G P Kelly	Director since 29 January 2002
Managing Director and Chief Executive Officer	Managing Director since January 2002
L F Bleasel	Director since 27 May 1993
J S Curtis	Director since 27 October 1997
L B Nicholls	Director since 26 August 2002
P D R Isherwood	Director since 27 October 1997
G J Reaney	Director since 12 November 1996
J M Thame	Director since 24 February 1997

Review of Operations

Unless otherwise indicated, comparative figures relate to the half-year ended 31 March 2002.

Prior to significant items, the profit from ordinary activities after tax and outside equity interests for the half-year ended 31 March 2003 was $325 million (31 March 2002: $274 million).

After significant items, the profit from ordinary activities after tax and outside equity interests of the consolidated entity was $325 million (31 March 2002: $187 million).

Net Interest Income

- Net interest income for the half-year was $711 million (31 March 2002: $648 million), an increase of 9.7%. The increase is due to growth in average interest earning assets of 8.5% since March 2002 and the improvement in the net interest margin to 2.80% from 2.77% in the previous corresponding period.

Non-Interest Income

- Other income (excluding significant items) was $448 million (31 March 2002: $411 million), an increase of 9.0%. Other income accounts for 38.7% of total income (31 March 2002: 38.8%). The increase in other income resulted from strong growth in bank acceptances, product fee and electronic banking income and profits arising from the continuation of the Bank's property sale and lease-back program.

- Managed funds stood at $17.7 billion (30 September 2002: $17.4 billion; 31 March 2002: $17.9 billion).

Operating Expenses

- The expense to income ratio, before goodwill amortisation and significant items, decreased to 49.2% (31 March 2002: 52.7%) due to efficiency gains attributable to the Even Better Bank program (EBB) and growth in total income underpinned by lending asset growth.
- Operating expenses before goodwill and significant items were $570 million (31 March 2002: $558 million), an increase of 2.2%. When compared to the September 2002 half-year, operating expenses decreased by $7 million or 1.2%.

Income Tax

- Income tax expense before significant items increased by $24 million to $159 million compared to the previous corresponding period

Shareholder Returns

- Annualised return on average ordinary equity before goodwill and significant items increased to 20.36% (31 March 2002: 19.29%).
- Basic earnings per ordinary share increased to 59.5 cents (31 March 2002: 32.0 cents).
- The Board has declared an interim ordinary dividend of 45 cents per ordinary share, payable on 2 July 2003. This dividend will be fully franked at 30%.

Rounding of Amounts

In accordance with Australian Securities and Investments Commission Class Order 98/100, dated 10 July 1998, amounts in this report and the accompanying consolidated financial statements have been rounded off to the nearest million dollars except where otherwise indicated.

Signed in accordance with a resolution of the directors.



F J Conroy
Chairman



G P Kelly
Managing Director and Chief Executive Officer
Signed at Sydney
New South Wales
6 May 2003

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF-YEAR ENDED 31 MARCH 2003

	Note	Half-Year to 31 March 2003 $M	30 Sept 2002 $M	31 March 2002 $M
Interest income	3	1,667	1,571	1,493
Less: Interest expense	5	956	886	845
Net interest income		711	685	648
Other income	3,6	448	441	411
Total ordinary income (net of interest expense)		1,159	1,126	1059
Charge for bad and doubtful debts	4	48	53	34
Operating expenses				
- staff		277	314	272
- computer and equipment		104	156	94
- occupancy		62	65	63
- administration and other		127	132	151
Total operating expenses	5,6	570	667	580
Share of net loss of equity accounted associates		3	-	1
Goodwill amortisation		54	54	56
Goodwill write-off	6	-	-	72
Profit from ordinary activities before income tax		484	352	316
Income tax expense	6	159	112	128
Net profit		325	240	188
Net profit attributable to outside equity interests		-	-	1
Net profit attributable to members of the Bank		325	240	187
Non owner changes in equity				
Net increase/(decrease) in retained profits on initial adoption of:				
Revised AASB 1028 "Employee Benefits"	2,14	(1)	-	-
AASB 1044 "Provisions, Contingent Liabilities and Assets"	2,14	209	-	-
Net increase in asset revaluation and realisation reserve		-	17	-
Net increase in claims equalisation reserve		4	2	1
Net increase in depositors' and borrowers' redemption reserve		1	-	-
Net increase in foreign currency revaluation reserve		1	-	-
Total revenues, expenses and valuation adjustments attributable to members of the Bank recognised directly in equity		214	19	1
Total changes in equity other than those resulting from transactions with owners as owners		539	259	188
Dividends per ordinary share (cents)	7,19	45	42	38
Basic earnings per ordinary share (cents)	8	59.5	42.6	32.0
Diluted earnings per ordinary share (cents)	8	59.5	43.0	32.8
Basic – Preferred Resetting Yield Marketable Equity Security ($)	8	3.18	3.18	3.18

The consolidated statement of financial performance should be read in conjunction with the accompanying notes to and forming part of the financial report as set out on pages 7 to 25.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 MARCH 2003

	Note	31 March 2003 $M	30 Sept 2002 $M	31 March 2002 $M
ASSETS				
Cash and liquid assets		648	414	462
Due from other financial institutions		352	239	248
Trading securities		5,378	5,778	4,766
Investment securities	9	212	391	677
Loans and other receivables	10	44,718	42,767	40,811
Bank acceptances of customers		2,526	1,662	1,455
Investments in associated companies		9	10	13
Other investments		106	108	111
Property, plant and equipment		514	546	527
Goodwill		1,321	1,377	1,431
Other assets		1,556	1,712	2,076
Total Assets		57,340	55,004	52,577
LIABILITIES				
Deposits and other borrowings	12	41,744	38,394	37,077
Due to other financial institutions		475	912	787
Bank acceptances		2,526	1,662	1,455
Provision for dividends	2,19	12	221	200
Income tax liability		257	272	265
Other provisions		92	115	92
Bonds and notes		5,529	7,303	6,578
Loan capital		936	1,002	917
Bills payable and other liabilities		1,569	1,285	1,466
Total Liabilities		53,140	51,166	48,837
Net Assets		4,200	3,838	3,740
SHAREHOLDERS' EQUITY				
Share capital	13	3,399	3,349	3,271
Reserves		84	79	60
Retained profits	14	362	71	70
Shareholders' equity attributable to members of the Bank		3,845	3,499	3,401
Outside equity interests in controlled entities	15	355	339	339
Total Shareholders' equity		4,200	3,838	3,740

The consolidated statement of financial position should be read in conjunction with the accompanying notes to and forming part of the financial report as set out on pages 7 to 25.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 MARCH 2003

	Note	Half-Year to		
		31 March 2003 $M	30 Sept 2002 $M	31 March 2002 $M
CASH FLOWS FROM OPERATING ACTIVITIES				
Interest received		1,659	1,584	1,490
Interest paid		(1,001)	(837)	(925)
Dividends received		3	-	2
Other income received		484	470	456
Operating expenses paid		(599)	(598)	(573)
Income taxes paid		(159)	(106)	(125)
Net proceeds from/(payments for) purchase and sale of trading securities		370	(1,002)	(1,206)
Net cash provided by/(used in) operating activities	16(a)	757	(489)	(881)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of controlled entities	16(c)	-	-	(33)
Disposal of controlled entities	16(d)	(4)	-	(2)
Restructuring costs		(20)	(9)	(9)
Net proceeds from/(payments for) purchase and sale of investment securities		178	286	(214)
Net increase in loans and other receivables		(1,965)	(2,016)	(748)
Proceeds from sale of shares		1	28	-
Payments for shares		(2)	(2)	(22)
Payments of research and development costs		(3)	(5)	(6)
Payments for property, plant and equipment		(27)	(50)	(24)
Proceeds from sale of property, plant and equipment		36	9	1
Net decrease/(increase) in other assets		49	(5)	(227)
Net cash used in investing activities		(1,757)	(1,764)	(1,284)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net increase in deposits		3,425	1,319	1,223
Proceeds from other borrowings		7,751	11,088	8,670
Repayment of other borrowings		(8,980)	(10,156)	(9,076)
Proceeds from loan capital		-	101	200
Net (decrease)/increase in other liabilities		(212)	(177)	272
Proceeds from issue of shares		4	9	90
Proceeds from issue of perpetual note		17	-	-
Dividends paid		(190)	(149)	(141)
Net cash provided by financing activities		1,815	2,035	1,238
Net increase/(decrease) in cash and cash equivalents held		815	(218)	(927)
Cash and cash equivalents held at the beginning of the half-year		(469)	(251)	676
Cash and cash equivalents held at the end of the half-year	16(b)	346	(469)	(251)

The consolidated statement of cash flows should be read in conjunction with the accompanying notes to and forming part of the financial report as set out on pages 7 to 25.

Note 1: Statement of Significant Accounting Policies

(a) Basis of preparation of the half-year financial report

The general purpose financial report for the half-year ended 31 March 2003 has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 "Interim Financial Reporting", other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this financial report is to be read in conjunction with the Bank's Concise Annual Report and Full Financial Report for the year ended 30 September 2002 and any public announcements made by the Bank and its controlled entities during the half-year ended 31 March 2003 in accordance with the continuous disclosure obligations under the Corporations Act 2001.

The accounting policies have been consistently applied by the entities in the consolidated entity and, except where there is a change in accounting policy as disclosed in Note 2, are consistent with those of the previous year-end and corresponding half-year.

Where an entity either began or ceased to be controlled during the period, its results are included only from the date control commenced or up to the date control ceased.

The carrying amounts of all non-current assets are reviewed to determine whether they are in excess of their recoverable amounts at the end of the half-year. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. When assessing recoverable amount for a particular non-current asset, the net cash flows arising from the asset's continued use and subsequent disposal have not been discounted to their present value, except where specifically stated.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Reclassification of financial information

Where necessary, the half-year accounts have been changed to reflect the sub totals and totals disclosed in the year-end accounts and comparative figures have been amended to conform with changes in presentation in the current half-year.

Note 2: Changes in Accounting Policy

(a) Foreign currency translation

The consolidated entity has applied the revised AASB 1012 "Foreign Currency Translation" (issued in November 2000) for the first time from 1 October 2002.

There was no material impact on the consolidated entity for the reporting period to 31 March 2003. This would also be the case for the prior financial year and half-year had the new accounting policy always been applied.

Note 2: Changes in Accounting Policy (cont...)

(b) Employee entitlements

The consolidated entity has applied the revised AASB 1028 "Employee Benefits" (issued in June 2001) for the first time from 1 October 2002.

Consequently the liability for wages and salaries and annual leave is now calculated using the remuneration rates the Bank expects to pay as at each reporting date, not wage and salary rates current at reporting date.

The effect of this change has been to increase operating expenses by $800,000 ($560,000 after tax) during the period.

The effect of this change in accounting policy on opening retained earnings is disclosed in Note 14.

(c) Provisions and Contingencies

During the half-year ended 31 March 2003, Accounting Standard AASB 1044: Provisions, Contingent Liabilities and Contingent Assets was adopted by the consolidated entity for the first time. Consequently, provision for dividends are no longer recognised until the date they have been determined, declared or publicly recommended. The effect of this change has been to increase consolidated retained profits and decrease provisions by $226 million at the end of the half-year and accordingly, no dividends on ordinary shares have been recognised for the half-year ended 31 March 2003. This change in accounting policy has not had any material effect on basic and diluted earnings per share.

The effect of this change in accounting policy on opening retained earnings is disclosed in Note 14.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE HALF-YEAR ENDED 31 MARCH 2003

	Note	Half-Year to 31 March 2003 $M	30 Sept 2002 $M	31 March 2002 $M
Note 3: Revenues from Ordinary Activities				
Interest income		1,667	1,571	1,493
Other income from ordinary activities				
Trading income		18	14	31
Product fees and commissions				
Lending		37	42	39
Deposit and other accounts		107	106	94
Electronic banking		88	76	78
Securitisation service fees		38	37	36
Managed funds fees		86	92	86
Dividends		3	-	2
Profit on sale of land and buildings		15	1	-
Profit on sale of shares	6	2	22	-
Factoring and invoice discounting income		10	10	10
Bill acceptance fees		22	18	14
Rental income		8	7	7
Brokerage and clearing fees		-	4	6
Other		14	12	8
Total other income from ordinary activities		448	441	411
Total revenues from ordinary activities		2,115	2,012	1,904

Note 4: Bad and Doubtful Debts

		31 March 2003 $M	30 Sept 2002 $M	31 March 2002 $M
Charge to general provision		12	13	4
Charge to specific provision		36	40	30
Total bad and doubtful debts expense		48	53	34

Note 5: Expenses from Ordinary Activities

	Note	Half-Year to 31 March 2003 $M	30 Sept 2002 $M	31 March 2002 $M
Interest expense		956	886	845
Operating expenses				
Staff				
Salaries and wages		223	233	221
Contractors' fees		5	5	7
Superannuation contributions		20	18	17
Payroll tax		15	15	14
Fringe benefits tax		5	6	4
Restructuring	6	-	28	-
Other		9	9	9
Total staff expenses		277	314	272
Computer and equipment				
Depreciation		21	19	18
Deferred expenditure				
- amortisation		35	35	31
- write-off	6	-	60	-
Rentals on operating leases		8	9	8
Other		40	33	37
Total computer and equipment expenses		104	156	94
Occupancy				
Depreciation		16	16	16
Rental on operating leases		29	27	27
Restructuring	6	-	2	-
Other		17	20	20
Total occupancy expenses		62	65	63
Administration and other				
Fees and commissions		14	13	14
Advertising and public relations		23	26	27
Telephone		6	6	8
Printing and stationery		17	20	15
Postage		9	9	8
Write down of investments	6	3	-	22
Other		55	58	57
Total administration and other expenses		127	132	151
Total operating expenses		570	667	580
Total expenses from ordinary activities		1,526	1,553	1,425

Note 6: Individually Significant Items

	Half-Year to		
	31 March 2003 $M	30 Sept 2002 $M	31 March 2002 $M
Other income			
Other income before individually significant item	448	423	411
Individually significant item			
Profit on sale of shares (i)	-	18	-
Total other income	448	441	411
Operating expenses			
Operating expenses before individually significant items	570	577	558
Individually significant items			
Restructure cost (staff and occupancy) (ii)	-	30	-
Write-off of deferred expenditure balances (iii)	-	60	-
Write down of investments (iv)	-	-	22
	-	90	22
Total operating expenses	570	667	580
Goodwill			
Goodwill amortisation before individually significant item	54	54	56
Individually significant item			
Goodwill written off (v)	-	-	72
Total goodwill charge	54	54	128
Income tax expense			
Income tax expense before individually significant items	159	135	135
Individually significant items			
Income tax expense on profit on sale of shares	-	4	-
Income tax benefit on restructure costs	-	(9)	-
Income tax benefit on deferred expenditure balances write-off	-	(18)	-
Income tax benefit on write down of investments	-	-	(7)
	-	(23)	(7)
Total income tax expense	159	112	128
Summary			
Loss before tax from individually significant items	-	(72)	(94)
Tax benefit attributable to individually significant items	-	(23)	(7)
Net loss after tax from individually significant items	-	(49)	(87)

Note 6: Individually Significant Items (continued)

31 March 2003

During the half-year ended 31 March 2003 there were no revenues or expenses that were of such a size, nature or incidence that their disclosure separately as significant items was deemed relevant in explaining the financial performance of the consolidated entity.

30 September 2002

(i) In September 2002, the Bank entered into an agreement to sell 16,850,145 shares it held in Cashcard Australia Limited. A profit of $18 million ($14 million after tax) was recognised in respect of this transaction.

(ii) As a result of the Even Better Bank (EBB) project, the consolidated entity recognised a restructuring charge of $30 million ($21 million after tax) at 30 September 2002. The restructuring charge includes staff redundancy payments, outplacement services and costs associated with properties no longer required.

(iii) The deferred expenditure write-off of $60 million ($42 million after tax) resulted from a detailed review of both completed projects and projects under development. The write-off comprises the following:

- $31 million due to a reduction in expected future benefits, including certain specific elements of the St.George/Advance Bank core computer systems integration, a component of the work done on the Bank's new front end lending platform and certain projects cancelled as a direct result of EBB.
- $19 million resulting from the refinement of the consolidated entity's capitalisation policy which now involves expensing all development costs below $200,000 and all project support costs.
- $10 million due to certain system developments having superseded functionality and revisions to their estimated useful life.

31 March 2002

(iv) Investments have been written down by $22 million ($15 million after related income tax benefit) at 31 March 2002 reflecting a downward revision of their future anticipated revenues.

(v) A write-down of $72 million of goodwill relating to the acquisition of WealthPoint Limited (now WEL Limited) was written-off as a result of a strategic review of the Wealth Management Division.

Note 7: Dividends

	Note	Half-Year to 31 March 2003 $M	30 Sept 2002 $M	31 March 2002 $M
Ordinary dividends				
Proposed interim dividend[(1)]				
(31 March 2002 paid: fully franked – 38 cents)	2,19	-	-	188
Final dividend – paid 13-Dec-2002				
(fully franked: 42 cents)		-	209	-
		-	209	188
Other dividends				
DCS[(2)] dividend provided for or paid (unfranked)		18	19	20
PRYMES[(3)] dividend provided for or paid (fully franked)		9	9	10
		27	28	30
Total dividends		27	237	218

(1) Due to the adoption of the new accounting standard AASB 1044 "Provisions, Contingent Liabilities, Contingent Assets" and the declaration of the interim dividend subsequent to balance date, this dividend has not been brought to account in the consolidated financial statements as at 31 March 2003. Full details of the impact on the Bank of this change in accounting policy are outlined in Note 2. Details of the dividend declared subsequent to balance date are contained in Note 19.
(2) Depositary capital securities
(3) Preferred resetting yield marketable equity securities

Note 8: Earnings per Share

	Half-Year to 31 March 2003	30 Sept 2002	31 March 2002
Ordinary share			
- Basic earnings per share (cents)	59.5	42.6	32.0
- Diluted earnings per share (cents)	59.5	43.0	32.8
Basic – PRYMES ($)	3.18	3.18	3.18
Alternative earnings per ordinary share (1)			
Basic earnings per share (cents)	70.3	63.4	61.2
Diluted earnings per share (cents)	70.0	63.1	61.0

(1) The alternative basic and diluted earnings per ordinary share amounts have been calculated to exclude the impact of goodwill amortisation and individually significant items to provide a meaningful analysis of the earnings per ordinary share performance of the underlying business.

Note 9: Investment Securities

Investment securities are purchased with the intention of being held to maturity. The securities are recorded at cost plus accrued interest and in respect of fixed interest securities, are adjusted for amortised premiums and discounts on acquisition.

	31 March 2003 $M	30 Sept 2002 $M	31 March 2002 $M
Book Value	212	391	677
Market Value	201	347	666

Note 10: Loans and Other Receivables

	31 March 2003 $M	30 Sept 2002 $M	31 March 2002 $M
Housing loans	31,812	30,535	28,981
Commercial loans	7,586	7,256	7,041
Personal loans	2,597	2,456	2,385
Lease and commercial hire purchase	1,857	1,769	1,719
Structured investments	161	176	196
Credit card receivables	783	661	570
Other	153	137	123
	44,949	42,990	41,015
Less: provisions for impairment (refer Note 11)			
- specific provision for doubtful debts	67	71	65
- general provision for doubtful debts	164	152	139
Net loans and other receivables	44,718	42,767	40,811

Note 11: Provisions for Impairment

	31 March 2003 $M	30 Sept 2002 $M	31 March 2002 $M
Specific provision			
Opening balance	71	65	62
Charge to Statement of Financial Performance	36	40	30
Recoveries	6	6	5
Bad debt write-offs	(46)	(40)	(32)
Closing balance	67	71	65
General provision			
Opening balance	152	139	133
Net provision acquired	-	-	2
Charge to Statement of Financial Performance	12	13	4
Closing balance	164	152	139
Total provisions for impairment	231	223	204

Note 12: Deposits and Other Borrowings

	31 March 2003 $M	30 Sept 2002 $M	31 March 2002 $M
Certificates of deposit	8,490	7,358	7,520
Term and other deposits	33,133	30,973	29,493
Secured borrowings	98	34	31
Unsecured borrowings	23	29	33
	41,744	38,394	37,077

Note 13: Share Capital

	31 March 2003 $M	30 Sept 2002 $M	31 March 2002 $M
1. Capital			
502,217,964 fully paid ordinary shares (30 September 2002: 498,097,921; 31 March 2002: 493,385,414)	3,093	3,043	2,965
3,000,000 PRYMES (30 September 2002: 3,000,000; 31 March 2002: 3,000,000)	291	291	291
General reserve	15	15	15
	3,399	3,349	3,271
2. Movements in ordinary share capital			
Balance at beginning of half-year	3,043	2,965	2,821
Ordinary shares issued	50	78	144
Balance at end of half-year	3,093	3,043	2,965

3. Issued and uncalled capital

7,148 Borrowers' shares - unpaid (31 March 2002: 9,445)
306,087 Depositors' shares - unpaid (31 March 2002: 346,319)

Note 14: Retained Profits

	Note	31 March 2003 $M	30 Sept 2002 $M	31 March 2002 $M
Retained profits at the beginning of the half-year		71	70	102
Reversal of final ordinary dividend provision under AASB 1044[(B)]	2,19	209	-	-
Adjustment relating to AASB 1028[(A)]	2	(1)	-	-
Net profit after income tax attributable to members of the Bank		325	240	187
Total available for appropriation		604	310	289
Declaration of final ordinary dividend[(B)] (declared 6 November 2002)	2	209	-	-
Dividends	7	27	237	218
Transfer to reserves		6	2	1
Retained profits at the end of the half-year		362	71	70

(A) Due to amendment of accounting standard AASB 1028 "Employee Benefits", the liability recognised in respect to employee benefits is now calculated at the remuneration rate the Bank expects to pay as at each balance date. Full details of the impact on the Bank of this change in accounting policy are outlined in Note 2.

(B) Due to the adoption of the new accounting standard AASB 1044 "Provisions, Contingent Liabilities, Contingent Assets" and the declaration of the final dividend subsequent to the 30 September 2002 balance date, the provision for this dividend has been added back to opening retained earnings as at 1 October 2002. In accordance with the new accounting standard the final dividend was then provided for during the interim period ending 31 March 2003. Full details of the impact on the Bank of this change in accounting policy are outlined in Note 2.

Note 15: Outside Equity Interests in Controlled Entities

	31 March 2003 $M	30 Sept 2002 $M	31 March 2002 $M
Depositary capital securities	334	334	334
Share capital	2	2	2
Perpetual note	17	-	-
Retained profits	2	3	3
	355	339	339

Note 16: Consolidated Statement of Cash Flows Notes

(a) Reconciliation of Net Profit to Net Cash provided by/(used in) Operating Activities

	Half-Year to		
	31 March 2003 $M	30 Sept 2002 $M	31 March 2002 $M
Net profit	325	240	188
Depreciation	37	34	34
Amortisation			
- leasehold	-	1	-
- goodwill	54	54	56
- deferred expenditure	35	35	31
Profit on sale of property, plant and equipment	(15)	(1)	-
Bad and doubtful debts expense	48	53	34
Net profit on sale of shares	(2)	(22)	-
Write down of investments	3	-	22
Write down of deferred expenditure	-	60	-
Goodwill write-off	-	-	72
Trading income	(18)	(14)	(31)
(Increase)/decrease in interest receivable	(9)	14	(3)
Increase in other income receivable	-	(6)	(8)
Decrease/(increase) in trading securities	370	(1,002)	(1,206)
(Decrease)/increase in accrued expenses	(16)	(9)	3
(Decrease)/increase in income tax payable and deferred income tax payable	(16)	6	1
Increase in employee entitlements provisions	1	4	3
Increase in restructure provision	-	18	-
Increase/(decrease) in other provisions	4	(4)	3
(Decrease)/increase in interest payable	(44)	50	(80)
Net cash provided by/(used in) operating activities	757	(489)	(881)

(b) Reconciliation of Cash

For the purpose of the Statement of Cash Flows, cash at the end of the half-year is reconciled to the following items in the Statement of Financial Position:

	31 March 2003 $M	30 Sept 2002 $M	31 March 2002 $M
Cash and liquid assets	648	414	462
Due from other financial institutions - at call	334	194	198
Due to other financial institutions - at call	(457)	(912)	(754)
Bills payable	(179)	(165)	(157)
Cash and cash equivalents held at the end of the half-year	346	(469)	(251)

Note 16: Consolidated Statement of Cash Flows Notes (continued)

(c) Acquisition of Controlled Entities – 31 March 2002

Deutsche Equity Lending Australia Limited (DEL) and Deutsche ML Nominees Limited (DML)

On 22 October 2001, the Bank acquired 100% of Deutsche Equity Lending Australia Limited (now St.George Equity Finance Limited) and Deutsche ML Nominees Limited (now Target Nominees Limited) for $8 million. St.George Equity Finance Limited provides margin loans for investments in equity securities. The excess of consideration over the fair value of net assets at the date of acquisition was $9 million.

WEL Limited (Formerly WealthPoint Limited)

On 5 November 2001, WEL Limited became a wholly owned subsidiary. The consideration paid for 52 million ordinary shares and 10 million options that the consolidated entity did not already hold was $34 million after related acquisition costs.

A restructure provision of $6 million was established at the date of acquisition to cover the costs of rationalising and integrating WEL operations into the consolidated entity and discontinuing certain non-core WEL businesses.

As part of the restructure of WEL, non-core businesses were disposed of during the half-year for nominal or nil consideration. These businesses were Falkiners Stockbroking, Bourse Education and Hotcopper.

Goodwill on acquisition totalled $139 million. As a result of a reassessment of the future benefits associated with the ongoing WEL businesses $72 million of goodwill was written-off during the March 2002 half-year (refer Note 6).

	WEL Limted $M	DEL & DML $M	Total $M
Fair value of net tangible assets acquired at date of acquisition			
Cash	7	-	7
Loans and other receivables	59	329	388
Property, plant and equipment	3	-	3
Other assets	12	3	15
Borrowings	(70)	(322)	(392)
Other liabilities	(8)	(9)	(17)
Other provisions	-	(2)	(2)
	3	(1)	2
Goodwill on acquisition	139	9	148
Consideration	142	8	150
Less: - Cash acquired	7	-	7
- Non-cash consideration	102	-	102
- Deferred consideration	-	2	2
- Restructuring liabilities	6	-	6
Net outflow of cash on acquisition	**27**	**6**	**33**

Note 16: Consolidated Statement of Cash Flows Notes (continued)

(d) Disposal of Controlled Entity

Falkiners Stockbroking Limited - 31 March 2002

On 22 March 2002, the consolidated entity disposed of its 100% interest in Falkiners Stockbroking Limited for nil consideration.

	Falkiners $M
Consideration received	-
Fair value of net tangible assets disposed of at date of disposal	
Cash	2
Receivables	7
Creditors	(7)
Provisions	(2)
Net assets disposed of	-
Less: Cash disposed	(2)
Net outflow of cash relating to disposal	(2)

Australian Clearing Services Limited – 31 March 2003

On 8 January 2003, the consolidated entity disposed of its 100% interest in Australian Clearing Services Limited for $1.2 million consideration. Australian Clearing Services Limited contribution to consolidated net profit for the March 2003 half-year was $191,000.

	ACS Ltd $M
Consideration receivable	1
Fair value of net tangible assets disposed of at date of disposal	
Cash	4
Receivables	16
Property, plant and equipment	1
Creditors	(19)
Net assets disposed of	2
Loss on disposal	1
Cash disposed	(4)
Net outflow of cash on disposal	(4)

Note 17: Contingent Liabilities

There have been no material changes in contingent liabilities from those disclosed in the 30 September 2002 Full Financial Report.

Note 18: Segmental Reporting

(a) Business Segments

Business segments are based on the Group's organisational structure. The Group comprises four business divisions, namely:

- Personal Customers (PC) – responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits and small business banking (borrowings less than $250,000). This division also manages retail branches, agency networks and electronic channels such as call centres, EFTPOS terminals, ATMs and Internet banking. In accordance with the new business model, PC is responsible for the following customer segments:
  - "Priority" (deposits balances between $50k-$200k, or home loan balances between $90k-$300k or wealth product balances between $20k-$100k);
  - "Foundation" (personal customers with balances less than those of Priority customers); and
  - "Enterprise" small business (business loan balances less than $250k).

- Institutional and Business Banking (IBB) - responsible for liquidity requirements, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange and money market, corporate and business relationship banking, international banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting. In accordance with the new business model, IBB is responsible for the following segments:

  - "Corporate and Key Account" (business loan balances greater than $1 million).
  - "Business" (business loan balances between $250k - $1 million).

- BankSA (BSA) – responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services are now extending into country New South Wales and Victoria as part of the Group's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

- Wealth Management (WM) – responsible for providing funds management and administration, margin lending, financial planning, investment advice, private banking services and general and life insurance businesses. In accordance with the new business model, WM has accountability for the "Gold" segment (personal customers holding deposit balances greater than $200k or home loan balances greater than $300k or wealth product balances greater than $100k).

As part of the Group's new business model developed through the EBB program, effective 1 October 2002, the following changes occurred:

- Life and general insurance businesses were transferred from PC to WM.
- Small business banking customers with borrowings greater than $250k were transferred from PC to IBB.
- A parcel of leasing business was transferred from IBB to BSA.

Comparatives have been amended accordingly.

While accountability for the Gold segment resides with WM, for segmental reporting purposes the assets, liabilities and results remain within PC.

Note 18: Segmental Reporting (continued)

For the half-year ended 31 March 2003	Personal Customers $'m	Institutional & Business Banking $'m	BankSA $'m	Wealth Management $'m	Other $'m	Consolidated $'m
Segment revenue						
Net interest income	404	175	109	23	-	711
Non-interest income	209	97	33	109	-	448
Individually significant items	-	-	-	-	-	-
Total segment revenue	613	272	142	132	-	1,159
Segment expense						
Bad and doubtful debts	28	16	3	1	-	48
Operating expenses						
- Other provisions	7	9	2	5	-	23
- Depreciation	29	2	5	1	-	37
- Deferred expenditure amortisation	28	2	4	1	-	35
- Other expenses	256	75	60	84	-	475
Total operating expenses	320	88	71	91	-	570
Individually significant items	-	-	-	-	-	-
Goodwill amortisation	-	-	-	-	54	54
Total segment expenses	348	104	74	92	54	672
Share of loss of investments in associates	-	3	-	-	-	3
Profit/(loss) before income tax expense	265	165	68	40	(54)	484
Expense to income ratio [(1)]	52.2%	32.4%	50.0%	68.9%		
Income tax expense						159
Income tax benefit on individually significant items						-
Profit after income tax						325
Outside equity interest (OEI)						-
Profit after income tax and OEI						325

As at 31 March 2003	Personal Customers $'m	Institutional & Business Banking $'m	BankSA $'m	Wealth Management $'m	Other $'m	Consolidated $'m
Assets						
- investments in associates	-	-	-	-	9	9
- other assets	26,957	18,244	7,085	2,477	2,568	57,331
Segment Assets	26,957	18,244	7,085	2,477	2,577	57,340
Segment Liabilities	21,154	25,968	4,924	484	610	53,140
Other Segment Disclosure						
- Securitised loans	6,653	-	-	-	-	6,653
- Managed funds [(2)]	-	-	-	17,677	-	17,677

(1) Excludes bad and doubtful debts expense, significant items and goodwill amortisation.
(2) The consolidated entity's managed funds activities are principally through SEALCORP, Advance Asset Management and St.George Wealth Management. The consolidated entity's managed funds comprise funds under management, funds under administration and funds under advice.

Note 18: Segmental Reporting (continued)

For the half-year ended 30 September 2002	Personal Customers $'m	Institutional & Business Banking $'m	BankSA $'m	Wealth Management $'m	Other $'m	Consolidated $'m
Segment revenue						
Net interest income	391	169	104	21	-	685
Non-interest income	179	87	32	125	-	423
Individually significant items	-	-	-	-	18	18
Total segment revenue	570	256	136	146	18	1,126
Segment expense						
Bad and doubtful debts	27	23	3	-	-	53
Operating expenses						
- Other provisions	13	9	3	7	-	32
- Depreciation	25	3	5	1	-	34
- Deferred expenditure amortisation	26	4	5	-	-	35
- Other expenses	241	78	59	98	-	476
Total operating expenses	305	94	72	106	-	577
Individually significant items	-	-	-	-	90	90
Goodwill amortisation	-	-	-	-	54	54
Total segment expenses	332	117	75	106	144	774
Share of loss of investments in associates	-	-	-	-	-	-
Profit/(loss) before income tax expense	238	139	61	40	(126)	352
Expense to income ratio	53.5%	36.7%	52.9%	72.6%		
Income tax expense						135
Income tax benefit on individually significant items						(23)
Profit after income tax						240
Outside equity interest (OEI)						-
Profit after income tax and OEI						240

As at 30 September 2002	Personal Customers $'m	Institutional & Business Banking $'m	BankSA $'m	Wealth Management $'m	Other $'m	Consolidated $'m
Assets						
- investments in associates	-	-	-	-	10	10
- other assets	26,065	17,262	6,666	2,201	2,800	54,994
Segment Assets	26,065	17,262	6,666	2,201	2,810	55,004
Segment Liabilities	19,798	25,345	4,608	390	1,025	51,166
Other Segment Disclosure						
- Securitised loans	5,694	35	-	-	-	5,729
- Managed funds	-	-	-	17,447	-	17,447

Note 18: Segmental Reporting (continued)

For the half-year ended 31 March 2002	Personal Customers $'m	Institutional & Business Banking $'m	BankSA $'m	Wealth Management $'m	Other $'m	Consolidated $'m
Segment revenue						
Net interest income	378	146	100	24	-	648
Non-interest income	167	98	32	114	-	411
Individually significant items	-	-	-	-	-	-
Total segment revenue	545	244	132	138	-	1,059
Segment expense						
Bad and doubtful debts	19	11	3	1	-	34
Operating expenses						
- Other provisions	5	5	1	8	-	19
- Depreciation	24	4	5	1	-	34
- Deferred expenditure amortisation	23	3	4	1	-	31
- Other expenses	238	79	60	97	-	474
Total operating expenses	290	91	70	107	-	558
Individually significant items	-	-	-	-	94	94
Goodwill amortisation	-	-	-	-	56	56
Total segment expenses	309	102	73	108	150	742
Share of loss of investments in associates	1	-	-	-	-	1
Profit/(loss) before income tax expense	235	142	59	30	(150)	316
Expense to income ratio	53.2%	37.3%	53.0%	77.5%		
Income tax expense						135
Income tax benefit on individually significant items						(7)
Profit after income tax						188
Outside equity interest (OEI)						1
Profit after income tax and OEI						187

As at 31 March 2002	Personal Customers $'m	Institutional & Business Banking $'m	BankSA $'m	Wealth Management $'m	Other $'m	Consolidated $'m
Assets						
- investments in associates	-	-	-	-	13	13
- other assets	24,553	17,077	6,330	2,022	2,582	52,564
Segment Assets	24,553	17,077	6,330	2,022	2,595	52,577
Segment Liabilities	18,875	24,677	4,368	257	660	48,837
Other Segment Disclosure						
- Securitised loans	6,009	56	-	-	-	6,065
- Managed funds	-	-	-	17,885	-	17,885

(b) Geographical Segments

The consolidated entity operates predominantly in Australia.

Note 19: Events Subsequent to Balance Date

On 6 May 2003, the directors declared an interim dividend of 45 cents per ordinary share amounting to $226 million. In accordance with AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets", this dividend has not been brought to account in the consolidated entity's financial statements for the half-year ended 31 March 2003.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
DIRECTORS' DECLARATION
FOR THE HALF-YEAR ENDED 31 MARCH 2003

In the opinion of the directors of St.George Bank Limited:

1. (a) The financial statements and notes set out on pages 4 to 25, are in accordance with the Corporations Act 2001, including:

    (i) giving a true and fair view of the financial position of the consolidated entity as at 31 March 2003 and of its performance as represented by the results of its operations and cash flows for the half-year ended on that date; and

    (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

   (b) at the date of this declaration, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they fall due.

2. There are reasonable grounds to believe the Bank and its controlled entities will, as a consolidated entity, be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Bank and those controlled entities pursuant to a Class Order. At the date of this declaration the Bank is within the class of companies affected by Class Order 98/1418.

For and on behalf of the Board of Directors and in accordance with a resolution of the directors.



F J Conroy
Chairman



G P Kelly
Managing Director and Chief Executive Officer

Dated at Sydney
New South Wales
6 May 2003

INDEPENDENT REVIEW REPORT BY EXTERNAL AUDITORS TO THE MEMBERS OF ST.GEORGE BANK LIMITED FOR THE HALF-YEAR ENDED 31 MARCH 2003

SCOPE

We have reviewed the financial report of St.George Bank Limited (the Bank) for the half-year ended 31 March 2003, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes and the directors' declaration set out on pages 4 to 26. The financial report includes the consolidated financial statements of the consolidated entity comprising St.George Bank Limited and the entities it controlled at the end of the half-year or from time to time during the half-year. The Bank's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: "Interim Financial Reporting" and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the Bank's financial position, and performance as represented by the results of its operations and its cash flows and in order for the Bank to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of Bank personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion

STATEMENT

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of St.George Bank Limited is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the Bank's financial position as at 31 March 2003 and of its performance for the half-year ended on that date; and

(ii) complying with Accounting Standard AASB 1029: "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.



KPMG



J F Teer
Partner
45 Clarence Street
Sydney, New South Wales, 2000
6 May 2003

news release


st.george

ST.GEORGE ANNOUNCES NEW TIER 2 CAPITAL ISSUE

12 May 2003
RE020503

St.George Bank Limited announced today the intention to launch a new A$200 million Subordinated Notes issue this week. It is to be offered in fixed and floating rate form. The Notes will have a 10 year tenor, maturing in May 2013. They will be callable by St.George under certain conditions (including the Australian Prudential Regulation Authority's (APRA) consent) after 5 years.

APRA has indicated that the Notes will qualify as Tier 2 capital for St.George. It is expected the notes will be rated A- by Standard & Poor's, A3 by Moody's and A by Fitch.

Pricing is expected on or before Thursday the 15th of May.

UBS Warburg has been appointed as Lead Manager and book runner for the issue. St.George, ABN AMRO and Macquarie will be Co-Managers for the issue.

Media Contact: Jeff Sheehan,
Chief Manager Capital Markets
St.George Bank
Telephone:(02) 9320 5510

Simon Maidment
Executive Director
UBS Warburg
Telephone: (02) 9324 3948

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

03 JUL 28 AM 7:21

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,333
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Share issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 May 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
502,282,885	Ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,547	Redeemable preference borrower share
		359,095	Redeemable preference depositor share
		1	Perpetual Note

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 23/5/2003

Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

03 JUL 28 AM 7:21

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,284
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Share issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 June 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	502,288,169 3,000,000 174,965 217,134	Ordinary shares PRYMES 8.5% unsecured capital notes 8.25% unsecured capital notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,547	Redeemable preference borrower share
		359,095	Redeemable preference depositor share
		1	Perpetual Note

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 4/6/2003

Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.



To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	549
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Advance Capital Note Interest Payment**
Date Sent:	3 June 2003

St.George Bank Limited advises the record date for the Advance Capital Note interest payable on 30 June 2003 is 16 June 2003.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP



To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	550
Pages(Includes this page):	17
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	Presentation by Steve McKerihan to UBS Financial Services Conference
Date Sent:	12 June 2003

I attach a Presentation to be given by Mr Steve McKerihan, St.George Bank's Chief Financial Officer, to the UBS Warburg Financial Service Conference to be held in Sydney today.

Yours sincerely

Michael Bowan
General Counsel and Secretary

St.George Bank Ltd - Delivering Sustainable Growth

Steve McKerihan CFO

UBS Warburg Financial Service Conference June 2003


RETHINK
st.george
SERVICE


Performance dimensions
Strategic framework
Growth priorities
Targets and summary

STRONG 2003 FIRST HALF

3

	Mar 2003	Mar 2002	% Change
Profit Before Sig. Items	$298m	$244m	22
Profit After Sig. Items	$298m	$157m	90
Earnings per Share*	140.6¢	122.4¢	15
Return on Equity*	20.4%	19.3%	
Expense to Income*	49.2%	52.7%	
Dividend	45 cents	38 cents	18

*Calculated before significant items and goodwill amortisation



SUSTAINED FINANCIAL PERFORMANCE
4
$m
NPAT^
298
320
280
240
200
160
120
Sep-00 Mar-01 Sep-01 Mar-02 Sep-02 Mar-03
cents
EPS*
140.6
155
140
125
110
95
80
Sep-00 Mar-01 Sep-01 Mar-02 Sep-02 Mar-03
%
ROE*
20.4
22
20
18
16
14
12
10
Sep-00 Mar-01 Sep-01 Mar-02 Sep-02 Mar-03
%
Expense/Income Ratio*
49.2
60
56
52
48
44
Sep-00 Mar-01 Sep-01 Mar-02 Sep-02 Mar-03
^Before significant items
*Calculated before significant items and goodwill amortisation

WE HAVE DELIVERED A QUALITY RESULT

5

- Strong revenue growth with stable margins
- Superior credit quality maintained
- Effective cost management
- Resilience in wealth management
- Significant improvement in residential lending

TRACK RECORD OF DIVIDEND GROWTH

6



Dividends Mar-00 to Mar-03
cents
CAGR = 19.2%
50
40
30
20
26
29
31
34
38
42
45
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03

- Dividend increase of 18%
- Six consecutive increases in dividend payments
- All dividends fully franked
- Dividend Reinvestment Plan continued

ST.GEORGE STRATEGIC FRAMEWORK

Key Business Goals

1. Deepen and strengthen relationships with customers in our chosen markets
2. Leverage specialist capabilities for growth
3. Creatively differentiate on service
4. Accelerate and empower relationship selling
5. Optimise cost structure
6. Build team and performance culture

PRIORITISING LONG TERM SUSTAINABLE GROWTH

- New Business Model and Integrated Sales and Service
- Middle Market
- Wealth Management
- Home Loans
- Brand and Customer Service
- Productivity Management

NEW BUSINESS MODEL - KEY CHANGES

9

Customer Segments

- Key leaders appointed
- GOLD segment moved into Wealth Management
- Call centre teams aligned

Integrated Sales and Service

- Regional leaders appointed
- New sales and service system in prototype
- Training support in place
- Change management focus

INTEGRATED SALES AND SERVICE PROGRAM

10

- APPROACH
  - Simple and consistent framework
  - Encompassing targets, outcomes, measurements and rewards
  - Supported by training and coaching
- ROLLOUT
  - Prototype active in 20 branches
  - Roll out to all branches by September 2003
  - Tailored for all proprietary distribution channels

INTEGRATED SALES AND SERVICE - OBJECTIVES

11

- Install a bank-wide sales and service planning process
- Drive a sales and service performance culture
- Identify and close skills gaps
- Make the customer the focus of everything we do
- Empower our people



COMPONENTS OF AN INTEGRATED SALES AND SERVICE CULTURE
12
Human Resources
Retail Operations
S&S Incentives and Recognition
THE CUSTOMER
Property
S&S Tracking and Reporting
Financial Reporting
Service Standards

MIDDLE MARKET – BUILDING ON SUCCESS

- Extending and refining relationship model
- Raising brand awareness
- Strengthening expertise around 5 key industries
- Streamlining credit processes without relaxation of standards

MIDDLE MARKET - CREDIT QUALITY REMAINS STRONG



Total Middle Market Receivables
$bn
18%
9.5
8.5
7.5
6.5
5.5
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Impaired Assets/ Total Middle Market Receivables
%
0.8
0.6
0.4
0.2
0.0
0.34
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03

MIDDLE MARKET – LEVERAGING RELATIONSHIPS

15



KARM Cross-sell
7.0
6.5
6.0
5.5
5.0
4.5
4.0
4.9
5.4
5.8
6.0
6.4
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Market Share
%
5.4
5.2
5.0
4.8
4.6
4.4
4.2
4.0
4.2
4.5
4.9
5.2
Dec-01
Feb-02
Aug-02
Feb-03
KARM – Key Account Relationship Management
ABA commercial lending market share report

MIDDLE MARKET - DISTINGUISHING CAPABILITIES

16

- **Market leading service delivery**
- **Complete product and service offering**
- **High levels of customer loyalty and retention**
- **Focused expertise around 5 key industries**
- **Strong retention of highly skilled relationship managers**
- **Increasing brand awareness**
- **Strong credit disciplines and track record**

GOLD SEGMENT – A STRATEGIC PRIORITY

Customer Segmentation

GOLD
- > $200k Deposits
- > $300k Loans
- > $100k Wealth products



5%

10%

85%



GOLD segment

- 80k customers
- Limited dedicated infrastructure
- Collaborative cost model
- Leveraging Group's integrated sales and service program

GOLD – ENHANCING THE CUSTOMER RELATIONSHIP

Growth of GOLD customers



k
120
100
80
60
40
20
0
5
29
49
64
80
110
Mar-00
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03

Customers retained



Mar-00
93%
Mar-03
97%

Customer satisfaction up 16% since Mar-00

GOLD – DISTINGUISHING CAPABILITIES

19

- Strong levels of satisfaction and retention
- Preferred service through customer's existing channel of choice
- Rapid escalation of problems
- One stop shop solution driven call centre
- 80k customers, growing to 110k by September 03
- Limited dedicated infrastructure
- Collaborative cost structure
- Leveraging Group's integrated sales and service program

HOME LOANS – BUILDING MOMENTUM

20

St.George Residential Lending



$bn
Annualised growth rate = 12.5%
39
38
37
36
35
38.5
36.2
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03

Includes securitised loans

How are we tracking?

	St.George Growth* (%)	Net Balance Growth ($m)
Sep-02	6.7	202
Oct-02	9.0	272
Nov-02	9.8	299
Dec-02	11.0	337
Jan-03	12.0	370
Feb-03	12.9	403
Mar-03	18.4	580

- Credit quality maintained
- Margins maintained

* Annualised growth

HOME LOANS – IMPROVING PRODUCT MIX

21

St.George Group Residential Loan Product Mix



39%
31%
12%
12 months to Sep -02
28%
32%
19%
6 months to Mar-03
Introductory rate loans
Standard variable loans
Portfolio loans
Other – includes fixed rate and basic loans
Reduction in proportion of discount introductory loans being written
- Positive margin impact
- Better retention characteristics
Introduced higher margin home loan products:
Low Doc, Seniors Access, and No Deposit

CREDIT QUALITY ON HOUSING BOOK OUTSTANDING

40

- **LVR of mortgage book is 35%**
- **LVR of mortgages written YTD is 68%**
- **LVR of investment loan book is 36%**
- **LVR for units* is 35%. For investment units is 37%**
- **Loans with LVR greater than 80% are mortgage insured**
- **Investment loans represent less than 30% of mortgage book**
- **Loan loss rate in mortgage book averages 2bp over last 10 years**
- ***Loan loss ratio of investment loan book averaged less than 1 basis point over last 5 years***

* Secured by strata and company title

BRAND AND CUSTOMER SERVICE


st.george

- New brand positioning
- Focus on our people
- Build on our service advantage

RETHINK – MORE THAN JUST A TAG LINE


st.george

Shifting perceptions

- Existing customers: *'Rethink what else we can do for you'*
- New customers: 'Rethink St.George for banking, investing, *business and insurance'*
- Staff: 'Rethink. Are we meeting all of our customer's needs?'

FREEDOM ACCOUNT - STREAMLINING

25

Current Products		After Redesign
Setoff Happy Dragon E-Account Deluxe Staff Student Standard Basic	• products • 3 different ASF levels • 3 different OTC charges • 6 different free monthly transaction counts	Freedom

Balance Range	
$5k+	• No account keeping fee • Unlimited free transactions through any channel
$1k - $5k	• No account keeping fee • 10 free transactions, including 2 branch • Excess transaction fees apply • Unlimited free IVR and Inet transactions
$0k - $1k	• $6 account keeping fee • 10 free transactions, including 2 branch • Excess transaction fees apply • Unlimited free IVR and Inet transactions

FREEDOM – PROMOTING BALANCE GROWTH

26

•Our customer research indicated

- Customers expect to pay for banking services, but they want fees and charges to be fair
- Customers want their transaction account to have simple features and benefits

•The redesign of the account reflects these findings

- All customers can access free over the counter transactions in their monthly count
- Fee-free phone and internet banking transactions now included
- Fee-free EFTPOS is available when using the St.George MultiAccess Visa Debit Card

•The new fee structure rewards customers for holdings

- The new fee structure waives all fees (excluding non St.George/BankSA ATM fees) for customers holding more than $5,000 in their transaction account – previously customers required $20,000 to achieve this

FREEDOM – LAUNCHING THE PROGRAM

27

"We're mailing customers, not accounts"

- **Customers**
  - Customers segmented into 3 groups, each group receiving a tailored letter
  - Tone and style of communication designed to remove complexity
  - 'Down to Earth' style
- **Staff**
  - Front line communications and training
  - On-line training as well as face-to-face



PRODUCTIVITY MANAGEMENT

28

- **On track for $60m in EBB savings in '03 and $80m in '04**
- **Rigorous financial analysis of investments**
- **Cross-divisional investment review committee**
- **Group wide project tracking**
- **Disciplined planning process with regular forecasting**



TARGETS – FY2003 AND BEYOND

29

EPS Growth 2003	11 – 13%
EPS Growth 2004 & 2005	Maintain double digit
Cost to Income in 2004	<50%
Capital	Tier one 7-7.5%
Credit Quality	*Maintain positive* differential to the majors
Customer Satisfaction	Maintain positive differential to the majors

SUMMARY

30

- Maintain momentum in core businesses
- Focus on key priorities
- Drive change management program
- Invest in people
- Continue cost disciplines


31
st.george

32

The material in this presentation is general background information about the Bank's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Head of Investor Relations
Ph: 9236 3618
Mb: 0412 139 711
Email: osullivans@stgeorge.com.au



To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	551
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Dividend Reinvestment Plan**
Date Sent:	19 June 2003

The issue price in respect of shares to be issued under the Bank's Dividend Reinvestment Plan for the Bank's interim dividend (to be paid on 2 July 2003) will be $21.48.

Yours sincerely

Michael Bowan
General Counsel and Secretary

news

release


st.george

25 June, 2003
RE030603

NEW ST.GEORGE EURO CURRENCY BENCHMARK OVERSUBSCRIBED

St.George Bank Limited announced the pricing in London yesterday of its new Euro 500 million 5 year floating rate notes (FRNs) issue. With a coupon of Euribor plus 15 basis points, the all-in pricing was set at 99.716%, representing an all-in margin of Euribor plus 22 basis points.

The issue will establish a new benchmark for St.George in the important euro currency market. The FRNs will be settled on 30 June 2003 and will mature on 30 June 2008. Barclays Capital and UBS were Joint Lead Managers.

Following a series of investor presentations by St.George executives, the issue was met with very strong demand from a broad spread of investors across Asia, the United Kingdom and Europe. The issue was oversubscribed with allocations made to 43 individual investors.

The issue successfully furthers St.George's long-standing strategy to diversify its global funding markets and broaden its investor base.

St.George is rated A by Standard & Poor's, A2 by Moody's Investors Service and A+ by Fitch Ratings.

Media contact: Jeff Sheehan, Chief Manager, Capital Markets
Tel. 0412 151194 (mobile)
or
Greg Kenny, General Manager, Group Treasury & Capital Markets
Tel. (02) 9320 5507


RETHINK


st.george

CLEVER INVESTMENTS

ISSUE 16 | JUNE 2003
ST.GEORGE BANK LIMITED ABN 92 055 513 070

SHAREHOLDER

Chairman's message

The Bank announced a very pleasing result for the half-year to 31 March. Profit available to ordinary shareholders was $298 million compared with $157 million for the corresponding period last year.

Last year's result was affected by one-off or non-recurring items of $87 million. When these are adjusted to provide a normalised comparison, profits increased in the first half-year by 22%.

The result reflected strong revenue growth for the period, stable interest margins and interest rates generally, maintenance of superior credit quality, effective cost management and a significant improvement in residential lending volumes.

For the sixth consecutive reporting period, the Directors were pleased to be able to increase the dividend to 45 cents fully franked. On this occasion, the Directors decided to continue the operations of the Dividend Reinvestment Plan without a cap as to participation, but with no discount.

I remind shareholders that the Dividend Reinvestment Plan is but one of a number of components of capital management. The Bank has decided to make a minor modification to the conditions of the Dividend Reinvestment Plan (detailed on page 4) to assist in managing its level of capital efficiency and in the interest of all shareholders. Further modifications may be made in future periods if required.

The level of capital for a Bank is very important and is regulated carefully by the Australian Prudential Regulatory Authority, or APRA, and the various rating agencies, such as Moody's and Standard & Poors. Our capital, as measured by APRA, is divided into two parts - Tier 1, which is essentially ordinary share capital, the Bank's reserves and retained profits: Tier 2, which is the Bank's asset revaluation reserve and various debt instruments which have been raised in the form of near capital and the General Provision for doubtful debts.

APRA also requires the Bank to deduct various investments and allocated capital in non-bank activities and, in our case, a sizeable amount for goodwill which was raised at the time of the acquisition of Advance Bank.

As at 31 March, the Bank's capital position was more than satisfactory with Tier 1 capital at 7.7% of risk weighted assets and Tier 2 at 3.0%. While the Bank's performance remains strong, capital is accumulated internally and fine tuning is required to avoid being over-capitalised to the detriment of shareholders.

We have already mentioned to the market that there will be the potential for the Bank to buy back some of its shares during this second half of the Bank's year.

Return on ordinary equity before goodwill as measured at the half-year and annualised was at a record of 20.4%, up from 19.3% last year.

Various initiatives were taken during the period to manage our capital position, including a US$1.1 billion securitisation of residential loan receivables through the Crusade Programme and the raising of $46 million of ordinary capital through the Dividend Reinvestment Plan.

A pleasing feature of the Bank's performance in the first half was the improvement in the volume of lending for housing. Other avenues of lending also increased and this demonstrates the focus of our strategic priorities. Credit quality remains sound.

Despite difficult conditions in the equity markets, our managed funds position had a small gain over the past six months.

In the Bank's view, there has been a slight improvement in the economy over the more recent past. Growth in Australia is around 3% which compares favourably considering the negative effects of the drought and international slowdown.

While subdued employment growth, the SARS virus (affecting international tourism) and ongoing weakness in the major economies are negative factors in the period ahead, the outlook for the Bank should be satisfactory. Housing growth will continue, but at a slower rate and as drought conditions fade, farm production should bounce from a low base. Consumer spending and investment are expected to grow in the second half.

The Bank has indicated to the market that an earnings per share growth of 11-13% is targeted for 2003. The final outcome is dependent on a number of factors, including retail deposit growth and the performance of the financial markets, including equities. The control of operating costs will continue, but we have indicated that further investment is necessary in key priority areas such as training, re-designing business processes and targeted staff increases in sales and service areas.

The target of double digit earnings per share growth for the financial years 2004 and 2005 remains in place.

In February, we were pleased to announce a banking alliance in New Zealand with Foodstuffs, New Zealand's largest supermarket retailer. Initial indications are that the product launched at opening has been well received and a further product is planned for introduction during this second half.

The alliance provides the Bank with a low cost, low risk entry point into a new market for core retail banking products which is consistent with the Bank's organic growth strategy.

More recently, the Bank was voted "Best Bank" by Australian Banking & Finance magazine in its annual awards. This is a very pleasing reward for the management and staff who have worked hard to improve the performance of the Bank.

Good performance is usually linked to strong leadership and I am pleased to acknowledge that Mrs Kelly was awarded the "Best Financial Executive". On behalf of the Directors, I extend to Mrs Kelly, the management and staff of the Bank our sincere congratulations.

Mr John Mallick retired as a Director with effect from 31 May.

Mr Mallick has been a member of the Board since 1993 and Deputy Chairman since 1996. During that time he has made an outstanding contribution to the board. As well as holding the office of Deputy Chairman, he was the Chairman of the Audit & Compliance Committee, a member of the Nomination & Remuneration Committee, the Bank's nominee on the various staff superannuation funds and a director of the Bank's funds administration subsidiary, Sealcorp. He has also been a Governor of the St.George Foundation.

On behalf of the Directors and everyone at St.George Bank, I should like to thank Mr Mallick for his past services and wish he and his wife, Jean, every success and good health in retirement.



Frank Conroy
Chairman

SHAREHOLDER

Highlights

(Comparisons are to the March 2002 half-year)

- **Profit before significant items rose 22% to $298 million.**
- **Interim dividend rose 18% to 45 cents per ordinary share.**
- **Non-interest income increased 9% to $448 million.**
- **Annualised basic earnings per ordinary share (before significant items and goodwill amortisation) increased 15% to 140.6 cents.**
- **Annualised return on average ordinary equity (before significant items and goodwill amortisation) increased from 19.29% to 20.36%.**
- **Residential receivables (including securitisation) grew 10% to $38.5 billion. Annualised growth since September 2002 was 12.5%.**

Financial summary

Statement of Financial Position as at

(selected items)	Mar 03 $m	Sep 02 $m	Mar 02 $m
Total Assets	**57,340**	55,004	52,577
Loans and other receivables	**44,718**	42,767	40,811
Treasury securities	**5,590**	6,169	5,443
Retail deposits	**31,847**	29,670	27,543
Other borrowings	**16,362**	17,029	17,029
Shareholders' Equity	**4,200**	3,838	3,740

Statement of Financial Performance

Half-Year Ended	Mar 03 $m	Sep 02 $m	Mar 02 $m
Interest income	**1,667**	1,571	1,493
Interest expense	**956**	886	845
Net interest income	**711**	685	648
Non-interest income	**448**	441	411
Bad and doubtful debts expense	**(48)**	(53)	(34)
Operating expenses	**(624)**	(631)	(614)
Share of net loss of equity accounted associates	**(3)**	-	(1)
Operating profit before income tax and significant items	**484**	442	410
Income tax expense	**159**	135	135
Operating profit after income tax	**325**	307	275
Outside equity interests	**-**	-	1
Operating profit after income tax, outside equity interests and before significant items	**325**	307	274
Preference dividends	**27**	28	30
Profit after tax and before significant items	**298**	279	244
Significant items (net of income tax)	**-**	67	87
Profit available to ordinary shareholders	**298**	212	157

Performance Ratios

Half-Year Ended	Mar 03 %	Sep 02 %	Mar 02 %
Return on average assets (annualised)			
• before significant items and goodwill	**1.34**	1.27	1.25
• after significant items and goodwill	**1.15**	0.89	0.71
Return on average ordinary equity (annualised)			
• before significant items, goodwill and after preference dividends	**20.36**	19.80	19.29
• after significant items, goodwill, OEI and preference dividends	**17.24**	13.33	10.09
Expense / income ratio			
• excludes significant items and goodwill	**49.2**	52.1	52.7

Managing Director's message

I was pleased to report, on behalf of the Group, a strong profit for the half-year ended 31 March 2003. Underpinning the result was a 22% increase in after-tax profit for this half-year of $298 million compared to the previous corresponding period.

Overall Results

Key highlights of this year's Interim Results compared to March 2002 were:

- Earnings per share increased by 14.9%.
- Strong revenue growth
  - *Net interest income* increased by 9.7%
  - *Non-interest income* increased by 9.0%.
- Stable profit margins
  - *Group interest margin* increased from 2.77% to 2.80%.
- Improved cost management
  - *Expense-to-income* ratio decreased from 52.7% to 49.2%.
- Continued credit quality
  - *Bad debts to total receivables* increased marginally from 0.17% to 0.21% - which is much lower than the major banks.
- Increased dividend
  - *45 cents per share* – sixth consecutive increase.

During the period, all our business units performed strongly.

- Personal Customers delivered a 13% increase in before-tax profit compared to the previous corresponding period. This is due to strong growth in non-interest income driven by higher business volumes, continued growth in electronic banking activities and profit arising from the sale of buildings.
- Institutional and Business Banking (IBB) produced another solid return with a 16% increase in before-tax profit. IBB now contributes 31% of the Group's total profit. This result is due to good cost management and stable credit performance.
- BankSA continued to capitalise on its market leading position with solid lending and deposit growth resulting in a 15% increase in before-tax profit. Bad and Doubtful debts continue to be consistently low.
- Our managed funds, through our Wealth Management arm, have performed resiliently in a difficult market remaining stable at $17.7 billion.

For the Group as a whole, 2003 is a year of implementation. Having spent the latter half of 2002 designing the strategy, assembling the team and specifying priorities, our focus is clearly one of delivering.

I am pleased to report that we have made good progress in our identified priority areas. I will comment here on two of these areas; home loans and brand customer service.

Home loans are an extremely important and challenging area, one in which, over a number of years, we have lost market share. While we still have a lot to do, there have been positive indications that this is changing. Our annualised growth in home lending for this first half-year increased to 12.5% (full year for 2002 was 8.6%). Importantly, we are not simply pursuing growth for growth's sake. We are pursuing profitable growth and in doing so we are putting significant focus on the retention of our customers and on effective product management.

We have also made solid progress in improving our relationships with the broker channel, increasing the amount of loans sourced through brokers from 31% in the 12 months to September 2002 to 36% in the six months to March 2003. We are also focusing on our internal distribution channels, seeking to improve both skills and productivity levels.

The St.George brand position is very important to our strategy. Our recently launched RETHINK campaign is designed to reinforce St.George's friendliness while emphasising that we are smart, innovative and provide a wide range of sophisticated products and services.

Essential to this brand positioning is the work we are doing to improve our service delivery. This has included developing a better understanding of our customer needs (by segment). We also recognise that our people are key to our success in delivering superb customer service. I am proud of the St.George staff and of the positive and friendly attitude they bring to their work.

In summary, we have had a strong first six months. Looking forward, we have increased our growth target as measured by earnings per share (EPS) from 10% to 11-13% for the full year. The final outcome is dependent upon a number of factors including trends in retail deposit growth and the performance of the financial markets.

In terms of 2004 and 2005 we remain confident of achieving our continued double digit EPS growth target.

I thank you for your continued support.

"We remain confident of achieving our continued double digit EPS growth target."



Gail Kelly
Managing Director

SHAREHOLDER

Financial calendar



12 June 2003	Ex-dividend trading for ordinary shares
18 June 2003	Record date for ordinary share dividend
2 July 2003	Payment of interim ordinary dividend
31 July 2003	Ex-dividend trading for PRYMES
6 August 2003	Record date for PRYMES dividend
20 August 2003	Payment date for PRYMES dividend
30 September 2003	Financial year end
*5 November 2003	Final profit and ordinary dividend declared
*1 December 2003	Ex-dividend trading for ordinary shares
*5 December 2003	Record date for ordinary share dividend
*19 December 2003	Payment of final ordinary dividend
*19 December 2003	Annual General Meeting
*2 February 2004	Ex-dividend trading for PRYMES
*6 February 2004	Record date for PRYMES dividend
*20 February 2004	Payment date for PRYMES dividend
*31 March 2004	Half-financial year end
*4 May 2004	Interim profit and ordinary dividend declared
*31 May 2004	Victorian Shareholders' Presentation
*14 June 2004	Ex-dividend trading for ordinary shares
*18 June 2004	Record date for ordinary share dividend
*02 July 2004	Payment of interim ordinary dividend

* proposed dates only

Shareholder enquiries

All shareholder enquiries should be directed to the Bank's share registry:

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street, Sydney, NSW 2000

Postal Address:

GPO Box 4519, Melbourne, VIC 8060, Australia

Telephone: 1800 804 457
International: 613 9615 5970
Facsimile: 613 9611 5710
Website: www.computershare.com.au

St.George Bank Annual General Meeting 19 December 2003

The venue for this year's Annual General Meeting will be the Tumbalong Auditorium at the Sydney Convention and Exhibition Centre, Darling Harbour.

AGM

Dividend Reinvestment Plan (DRP)

The Terms and Conditions of the DRP will be modified, effective from 3 August 2003 and will be operational for the final 2003 dividend, payable mid-December 2003.

The modification is to delete the definition of "Market Price" in clause 1.1 and replace it with the following:

"**Market Price** means the average of each day's volume weighted average price (expressed in terms of cents and with fractions of cents rounded to the nearest full cent) of all the shares of St.George sold on the Australian Stock Exchange during the 10 days of trading commencing on the second day after the record date for determination of entitlement to the relevant dividend."

Explanation

The modification will provide St.George more flexibility in its capital management requirements, by enabling St.George to more closely match its issuing of DRP shares with a contemporaneous on-market share buy-back (should that be required).

Currently, the pricing for the DRP is based on the market volume weighted average price over a five-day pricing period, being the five trading days prior to and inclusive of the relevant record date. For all dividends payable after 3 August 2003, St.George will use the average of each day's volume weighted average price over a 10-day pricing period, commencing on the second trading day after the relevant record date.

Advice/Statement

In future, the combined dividend payment advice/holding statement will be dispatched to DRP participants within 10 business days of the dividend payment date.

To change your participation

If Shareholders wish to change their DRP participation, they may do so by contacting the Bank's share registry. For a change in DRP participation to be effective for the next dividend payment, it must be received by the date of determination of entitlement for that payment.

Sell-back rights – ATO litigation

In February 2001, St.George granted Sell-back rights to effect an off-market buy-back. The Australian Taxation Office (ATO) issued a Class Ruling stating that shareholders who received Sell-back rights would be liable to income tax on the market value of these Rights.

Shareholders were informed in November 2002, that St.George would continue to contest the ATO's view on behalf of shareholders, so long as there is a strong prospect of obtaining a satisfactory outcome. St.George continues to proceed with this litigation, which will be heard in the Federal Court.

In accordance with the court procedures, documents were filed by the parties in January and February. A hearing on this matter has been set down for 25 and 26 September 2003. St.George will continue to advise shareholders of material developments in the litigation.



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Frank J Conroy
Date of last notice	17 December 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 6,682 shares (fully paid ordinary) Indirect 6,497 shares (fully paid ordinary) 63 PRYMES
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect Director of shareholder
Date of change	2 July 2003
No. of securities held prior to change	13,042 shares (fully paid ordinary) 63 PRYMES
Class	Fully Paid Ordinary
Number acquired	137 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$21.48 per share
No. of securities held after change	13,179 shares (fully paid ordinary) 63 PRYMES
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Leonard F Bleasel
Date of last notice	17 December 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 35,710 shares (fully paid ordinary) 427 PRYMES
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 July 2003
No. of securities held prior to change	34,977 shares (fully paid ordinary) 427 PRYMES
Class	Fully Paid Ordinary
Number acquired	733 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$21.48 per share
No. of securities held after change	35,710 shares (fully paid ordinary) 427 PRYMES
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED
ABN 92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Paul D R Isherwood
Date of last notice	17 December 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 13,016 shares (fully paid ordinary) 10,983 shares (fully paid ordinary)*
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	* joint holding with spouse.
Date of change	2 July 2003
No. of securities held prior to change	23,507 shares (fully paid ordinary)
Class	Fully Paid Ordinary
Number acquired	492 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$21.48 per share
No. of securities held after change	23,999 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	843
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Share issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 July 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
502,294,942	Ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
10,547	Redeemable preference borrower share
359,095	Redeemable preference depositor share
1	Perpetual Note

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: Date: 7/7/2003

Secretary

Print name: Rhonda Lee Quan

== == == == ==

+ See chapter 19 for defined terms.


SEALCORP
A MEMBER OF THE ST.GEORGE GROUP

MEDIA RELEASE 14/07/2003

ASGARD signs agreement with AMP to provide platform for new wrap products

ASGARD has successfully completed negotiations with AMP Australian Financial Services, announcing the signing of a five year agreement to provide its industry leading e-wrap platform as a basis for future AMP wrap products.

Chief Executive of SEALCORP Holdings Ltd, Mr Ian Knox, said the partnership will combine the administrative excellence of ASGARD with AMP's distribution power as one of the country's largest wealth managers to create benefits for investors and financial planners.

"Previously ASGARD had provided master trust services to AMP's Hillross Financial Services and we are pleased to sign this agreement which continues and expands ASGARD's relationship with AMP," said Mr Knox.

Under the agreement, AMP will have access to ASGARD's comprehensive e-wrap service combined with the consolidated reporting and administrative support of adviserNET.

AMP plans to develop new wrap products for its Australian dealer groups on ASGARD's e-wrap platform, complementing AMP's existing and comprehensive range of retail master trust products.

The agreement will mean greater flexibility and choice for AMP's planner network, providing competitive pricing and superior reporting for clients through a market leading platform.

"The agreement with AMP represents further recognition of ASGARD's reputation as an innovator in the e-wrap market and the superior dealer group operational and reporting support that ASGARD provides," Mr Knox said.

"Our unique offering of master trust, wrap and separately managed accounts through one consolidated platform gives advisers a competitive advantage by enabling them to choose the best fit for their businesses to achieve a tailored solution for their clients."

Media contact:

St.George Corporate Relations
Ph: (02) 9236 3534

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,210,936
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	1. 3,205,169 - $21.48 2. 5,767 shares - Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Shares issued under the St.George Bank Dividend Reinvestment Plan 2. Share issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	02 July 2003 – 3,205,169 18 July 2003 – 5,767

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
505,574,638	Ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,547	Redeemable preference borrower share
		359,095	Redeemable preference depositor share
		1	Perpetual Note

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 15/7/2003

Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.